SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd.

Consolidated Financial Statements
December 31, 2021, and 2020

2

KPMG Auditores Independentes Ltda.

Rua Verbo Divino, 1400, 1º - 4º andar

Chácara Santo Antonio

CEP 04719-911 - São Paulo/SP – Brasil

Telephone + 55 (11) 3940-1500

kpmg.com.br

Independent Auditors Report on the Audit of the Consolidated Financial Statements

To the Shareholders and Board of Directors of Nu Holding Ltd.

Cayman Islands

Opinion

We have audited the consolidated financial statements of Nu Holding Ltd. (“the Company”), which comprise the consolidated statement of financial position as of December 31, 2021 the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Company as of December 31, 2021, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the relevant ethical principles provided for in the Accountant's Code of Professional Ethics and in the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

3

Allowance for expected credit losses
See Notes 4(a), 5(a), 7, 13 and 14 to the consolidated financial statements
Key Audit Matter	How our audit approached this matter

As disclosed in notes 4(a), 5 (a), 7, 13 and 14 to the consolidated financial statements, the Company recognizes an allowance for expected credit losses related to credit cards receivables and loans to customers.

The Company calculates the allowance for expected credit losses for each financial instrument according to the classification in stages of assets and by estimating the following parameters: probability of default (PD); exposure at default (EAD); and loss given default (LGD).

The determination of the estimates PD, EAD and LGD involve the use of the following relevant assumptions: (i) macroeconomic projections; (ii) selection of internal models and modeling techniques; (iii) definition of expected life (iv) expected flow subject to default impact; (v) intensity of the impact of default if it occurs; and (vi) discount rate.

We considered this as a significant matter in our audit due to the uncertainties related to the assumptions used to estimate the PD, EAD and LGD parameters that have a significant risk of resulting in a material adjustment to the allowance for expected credit losses recognized in the consolidated financial statements.

Our audit procedures included, but were not limited to:

- Obtain the understanding and mapping of risks and controls linked to the process.

- Evaluate the design of relevant internal controls.

- Test, on a sample basis, the integrity of the data, including the historical bases, used in the calculation of the allowance for expected credit losses.

- Reconcile analytical portfolios with accounting balances.

- With the support of our credit risk specialists, carry out: (i) qualitative assessment of the methodology used to calculate the allowance for expected credit losses, including the models review based on technical requirements and IFRS; (ii) adherence test of the relevant assumptions related to PD, EAD and LGD in relation to the internal methodology; (iii) evaluation of macroeconomic variables and their relevance in future scenarios through regression analysis and historical correlation with these indicators; (iv) recalculation of the allowance for expected credit losses, based on sampling; (v) test of adherence and performance of risk parameters (back test); and (vi) review and re-performance, on a sample basis, of the criteria used for allocating transactions in stages.

- Evaluate whether the disclosures in the consolidated financial statements consider the relevant information.

Based on the evidence obtained through the procedures summarized above, we consider the allowance for expected credit losses as well as the respective disclosures to be acceptable, in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2021.

Measurement of the acquisition of Easynvest
See Notes 1(c) to the consolidated financial statements.

4

Key Audit Matter	How our audit approached this matter

As disclosed in note 1(c), on June 1st, 2021, Nu Holding concluded the acquisition of 100% of the capital and assumed control of the operations of the entities that are part of the Easynvest investment platform after the approval of regulatory bodies, compliance with legal and contractual formalities and payment in the amount of R$ 2,360,622 thousand, of which R$ 2,054,400 thousand resulted in goodwill whose realization is based on estimates of future profitability based on the business plan and budget prepared and approved by Nu Holding.

The process of accounting for the business combination involves relevant estimates and judgments, such as the identification and measurement of the fair values of identifiable intangible assets that are subject to a high degree of uncertainty in the determination of assumptions such as discount rate, growth rate and inflation rate projection.

Due to the complexity and level of judgment involved in determining the assumptions, methodology and data used in the process of recognition and measurement of this business combination transaction, we considered this matter relevant for our audit.

Our audit procedures included, but were not limited to:

- Analyze, with the technical support of our corporate finance specialists: (i) whether management assessment was prepared in a manner consistent with the practices and methodologies normally used; (ii) the reasonableness and consistency of the main assumptions used in the projection of cash flows, such as: discount rates, growth rate and inflation projections, comparing with expectations and market information existing at December 31, 2021; (iii) whether the data, including macroeconomic assumptions, is consistent and comes from reliable sources; (iv) whether the mathematical calculation is correct.

- Evaluate whether the disclosures in the consolidated financial statements consider the relevant information.

Based on the evidence obtained through the procedures summarized above, we consider the recognition and the measurement of the fair values of the intangible assets identified in the business combination of Easynvest acceptable, as well as the respective disclosures, in the context of the consolidated financial statements taken as a whole, referring to the year ended December 31, 2021.

5

Responsibilities of Management and Those Charged with Governance for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

6

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

February 22, 2022

/s/ KPMG Auditores Independentes Ltda.

KPMG Auditores Independentes Ltda.

CRC 2SP014428/O-6

7

Consolidated Statements of Profit or Loss

For the years ended December 31, 2021 and 2020

(In thousands of U.S. Dollars, except earnings per share)

	Note	2021	2020

Interest income and gains (losses) on financial instruments	6	1,046,746	382,922
Fee and commission income	6	651,277	354,211
Total revenue		1,698,023	737,133
Interest and other financial expenses	6	(367,344)	(113,924)
Transactional expenses	6	(117,119)	(126,815)
Credit loss allowance expenses	7	(480,643)	(169,485)
Total cost of financial and transactional services provided		(965,106)	(410,224)
Gross profit		732,917	326,909

Operating expenses
Customer support and operations	8	(190,509)	(123,950)
General and administrative expenses	8	(628,901)	(266,024)
Marketing expenses	8	(79,574)	(19,426)
Other income (expenses)	8	(4,097)	(9,535)
Total operating expenses		(903,081)	(418,935)

Results with convertible instruments		-	(101,152)
Loss before income taxes		(170,164)	(193,178)

Income taxes
Current taxes	26	(219,824)	(22,338)
Deferred taxes	26	224,654	44,025
Total income taxes		4,830	21,687

Loss for the year		(165,334)	(171,491)
Loss attributable to shareholders of the parent company		(164,993)	(171,491)
Loss attributable to non-controlling interests		(341)	-

Loss per share – Basic and Diluted	9	(0.1030)	(0.1304)
Weighted average number of outstanding shares – Basic and Diluted (in thousands of shares)	9	1,602,126	1,315,578

The accompanying notes are an integral part of these consolidated financial statements.

8

Consolidated Statements of Comprehensive Income or Loss

For the years ended December 31, 2021 and 2020

(In thousands of U.S. Dollars)

	Note	2021	2020

Loss for the year		(165,334)	(171,491)

Other comprehensive income or loss:

Effective portion of changes in fair value		2,705	8,302
Changes in fair value reclassified to profit or loss		(242)	(8,223)
Deferred income taxes		(1,025)	(31)
Cash flow hedge	16	1,438	48

Changes in fair value		3,046	-
Deferred income taxes		(1,305)	-
Financial assets at fair value through other comprehensive income		1,741	-

Currency translation on foreign entities		(13,855)	(50,100)

Total other comprehensive income or loss that may be reclassified to profit or loss subsequently		(10,676)	(50,052)

Changes in fair value - own credit adjustment		(1,051)	(219)
Total other comprehensive income or loss that will not be reclassified to profit or loss subsequently	17	(1,051)	(219)
Total other comprehensive loss, net of tax		(11,727)	(50,271)
Total comprehensive loss for the year		(177,061)	(221,762)
Total comprehensive loss attributable to shareholders of the parent company		(176,720)	(221,762)
Total comprehensive loss attributable to non-controlling interests		(341)	-

The accompanying notes are an integral part of these consolidated financial statements.

9

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

(In thousands of U.S. Dollars)

	Note	2021	2020
Assets
Cash and cash equivalents	11	2,705,675	2,343,780
Financial assets at fair value through profit or loss		918,332	4,378,118
Securities	12	815,962	4,287,277
Derivative financial instruments	16	101,318	80
Collateral for credit card operations	19	1,052	90,761
Financial assets at fair value through other comprehensive income		8,163,428	-
Securities	12	8,163,428	-
Financial assets at amortized cost		6,932,486	3,150,013
Compulsory and other deposits at central banks		938,659	43,542
Credit card receivables	13	4,780,520	2,908,907
Loans to customers	14	1,194,814	174,694
Other financial assets at amortized cost		18,493	22,870
Other assets	15	283,264	123,495
Deferred tax assets	26	360,752	125,131
Right-of-use assets		6,426	10,660
Property, plant and equipment		14,109	9,850
Intangible assets	1	72,337	12,372
Goodwill	1	401,872	831
Total assets		19,858,681	10,154,250

10

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

(In thousands of U.S. Dollars)

	Note	2021	2020
Liabilities
Financial liabilities at fair value through profit or loss		102,380	90,796
Derivative financial instruments	16	87,278	75,304
Instruments eligible as capital	17	12,056	15,492
Repurchase agreements		3,046	-
Financial liabilities at amortized cost		14,706,713	9,421,710
Deposits	18	9,667,300	5,584,862
Payables to credit card network	19	4,882,159	3,331,258
Borrowings and financing	20	147,243	97,454
Securitized borrowings	20	10,011	79,742
Senior preferred shares	23	-	328,394
Salaries, allowances and social security contributions		97,909	25,848
Tax liabilities		241,197	30,782
Lease liabilities		7,621	12,014
Provision for lawsuits and administrative proceedings	21	18,082	16,469
Deferred income	22	30,657	25,965
Deferred tax liabilities	26	29,334	8,741
Other liabilities		182,247	83,814
Total liabilities		15,416,140	9,716,139

Equity
Share capital	27	83	45
Share premium reserve	27	4,678,585	638,007
Accumulated gain (losses)	27	(128,409)	(102,441)
Other comprehensive income (loss)	27	(109,227)	(97,500)
Equity attributable to shareholders of the parent company		4,441,032	438,111
Equity attributable to non-controlling interests		1,509	-
Total equity		4,442,541	438,111

Total liabilities and equity		19,858,681	10,154,250

The accompanying notes are an integral part of these consolidated financial statements.

11

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

(In thousands of U.S. Dollars)

				Other comprehensive income (loss)
	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Own credit revaluation reserve	Total equity
Balances as of December 31, 2019	45	631,246	28,189	(46,981)	1	(249)	612,251

Loss for the year	-	-	(171,491)	-	-	-	(171,491)
Share-based compensation granted, net of shares withheld for employee taxes	-	-	40,861	-	-	-	40,861
Stock options exercised	-	6,776	-	-	-	-	6,776
Shares repurchased	-	(15)	-	-	-	-	(15)
Other comprehensive income or loss, net of tax
Cash flow hedge	-	-	-	-	48	-	48
Currency translation on foreign entities	-	-	-	(50,100)	-	-	(50,100)
Own credit adjustment	-	-	-	-	-	(219)	(219)
Balances as of December 31, 2020	45	638,007	(102,441)	(97,081)	49	(468)	438,111

12

	Attributable to shareholders of the parent company
				Other comprehensive income (loss)
	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non- controlling interests	Total equity
Balances as of December 31, 2020	45	638,007	(102,441)	(97,081)	49	-	(468)	438,111	-	438,111
Loss for the year	-	-	(164,993)	-	-	-	-	(164,993)	(341)	(165,334)
Share-based compensation granted, net of shares withheld for employee taxes (note 10)	-	-	139,025	-	-	-	-	139,025	-	139,025
Stock options exercised	-	12,252	-	-	-	-	-	12,252	-	12,252
Shares issued on business acquisition (note 1 (c))	-	277,575	-	-	-	-	-	277,575	-	277,575
Issuance of preferred shares - Series F-1 (note 27)	5	400,910	-	-	-	-	-	400,915	-	400,915
Issuance of preferred shares - Series G (note 27)	3	399,997	-	-	-	-	-	400,000	-	400,000
Issuance of preferred shares - Series G-1 (note 27)	28	399,972	-	-	-	-	-	400,000	-	400,000
Issuance of shares under the customer program and IPO (note 1(a))	2	2,602,024	-	-	-	-	-	2,602,026	-	2,602,026
Transactions costs from IPO (note 1(a))	-	(47,545)	-	-	-	-	-	(47,545)	-	(47,545)
Shares repurchased (note 27)	-	(4,607)	-	-	-	-	-	(4,607)	-	(4,607)
Increase in non-controlling interests	-	-	-	-	-	-	-	-	1,850	1,850
Other comprehensive income or loss, net of tax (note 27)
Cash flow hedge	-	-	-	-	1,438	-	-	1,438	-	1,438
Fair value changes - financial assets at FVTOCI	-	-	-	-	-	1,741	-	1,741	-	1,741
Currency translation on foreign entities	-	-	-	(13,855)	-	-	-	(13,855)	-	(13,855)

Own credit adjustment	-	-	-	-	-	-	(1,051)	(1,051)	-	(1,051)
Balances as of December 31, 2021	83	4,678,585	(128,409)	(110,936)	1,487	1,741	(1,519)	4,441,032	1,509	4,442,541

The accompanying notes are an integral part of these consolidated financial statements.

13

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(In thousands of U.S. Dollars)

	Note	2021	2020
Cash flows from operating activities
Reconciliation of profit (loss) to net cash flows from operating activities:
Loss for the year		(165,334)	(171,491)
Adjustments:
Depreciation and amortization	8	17,339	7,428
Credit loss allowance expenses	7	503,679	187,790
Deferred income taxes	26	(224,654)	(44,025)
Customer Program	1 (a)	11,180	-
Provision for lawsuits and administrative proceedings	21	2,818	227
Losses (gains) on others investments	16/12	(39,280)	-
Losses (gains) on financial instruments		19,338	48,433
Interest accrued		11,077	39,521
Share-based payments granted		157,324	35,569
		293,487	103,452

Changes in operating assets and liabilities:
Securities		(4,666,792)	(2,008,861)
Compulsory deposits and others at central banks		(924,889)	(43,841)
Credit card receivables		(2,568,423)	(470,227)
Loans to customers		(1,522,217)	(178,686)
Interbank transactions		-	93
Other assets		(64,072)	78,319
Deposits		4,001,856	2,871,246
Payables to credit card network		1,602,485	312,607
Deferred income		4,848	3,621
Other liabilities		417,225	57,841

Interest paid		(9,062)	(6,199)
Income tax paid		(52,314)	(7,880)
Interest received		563,550	263,035
Cash flows (used in) generated from operating activities		(2,924,318)	974,520
14

	Note	2021	2020
Cash flows from investing activities
Acquisition of fixed assets		(6,025)	(3,084)
Acquisition of intangible assets		(22,473)	(4,902)
Acquisition of subsidiary, net of cash acquired	1 (c)	(114,486)	(8,284)
Equity instrument		(11,211)	-
Cash flow (used in) generated from investing activities		(154,195)	(16,270)

Cash flows from financing activities
Proceeds from senior preferred shares	23	-	300,000
Issuance of preferred shares	27	800,000	-
Issuance of shares under IPO	1 (a)	2,590,846	-
Transactions costs from IPO	1 (a)	(47,545)
Payments of securitized borrowings	20	(66,403)	(52,172)
Proceeds from borrowings and financing	20	116,349	17,974
Payments of borrowings and financing	20	(60,523)	(27,893)
Lease payments		(4,387)	(4,568)
Exercise of stock options	27	12,252	6,776
Shares repurchased	27	(4,607)	(15)
Cash flows (used in) generated from financing activities		3,335,982	240,102
Increase (decrease) in cash and cash equivalents		257,469	1,198,352

Cash and cash equivalents
Cash and cash equivalents - beginning of the year	11	2,343,780	1,246,566
Foreign exchange rate changes on cash and cash equivalents		104,426	(101,138)
Cash and cash equivalents - end of the year	11	2,705,675	2,343,780
Increase (decrease) in cash and cash equivalents		257,469	1,198,352

The accompanying notes are an integral part of these consolidated financial statements.

15

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Notes to the Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. Operations

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU” and its Brazilian Depositary Receipts ("BDRs") are traded on B3 - Brasil, Bolsa, Balcão ("B3"), the Brazilian stock exchange, under the symbol "NUBR33". The Company holds investments in several operating entities and, as of December 31, 2021, its significant subsidiaries are:

●	Nu Pagamentos S.A - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account, as well as participation in other companies as partner or shareholder. Nu Pagamentos has as its primary products (i) a Mastercard international credit card (issued in Brazil where it allows payments for purchases to be made in monthly installments), fully managed through a smartphone app, and (ii) “NuConta”, a 100% digital smartphone app, maintenance-free prepaid account, which also includes features of a traditional bank account such as: electronic and peer-to-peer transfers, bill payments, withdrawals through the “24 Hours” ATM network, instant payments, prepaid credit for mobile top ups and prepaid cards similar in functionality to debit cards.
●	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary also domiciled in Brazil, with personal loans and retail deposits as its main products. Nu Financeira offers customers in Brazil the possibility to obtain loans that can be customized in relation to amounts, terms and conditions, number of installments, and transparent disclosure of any charges involved in the transaction, fully managed through the above-mentioned smartphone app. Loan issuance, repayment, and prepayments are available 24/7 through the “NuConta'' account, directly in the app. Nu Financeira also grants credit to Nu Pagamentos credit card holders, due to overdue invoices, bill installments and revolving credit, among others.
●	Nu BN Servicios México, S.A. de CV (“Nu Servicios”) is an indirect subsidiary domiciled in Mexico. Nu Servicios is engaged in the issuance and administration of credit cards. It commenced operations in the Mexican market in August 2019 and officially launched in March 2020. The credit card has similar characteristics to that of the Brazilian operation: an international credit card, with no annual fee, under the Mastercard banner, 100% managed by a digital app on a smartphone.
●	Nu Colombia S.A. (“Nu Colombia”) is an indirect subsidiary domiciled in Colombia, with operations related to credit cards, which was launched in September 2020.
●	Nu Invest Corretora de Valores S.A. ("Nu Invest") is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is an independent digital investment broker dealer.

The Company and its consolidated subsidiaries are referred to in these consolidated financial statements as the “Group” or "Nu”.

16

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

The business plan of Nu provides for the continued growth of its Brazilian, Mexican, and Colombian operations, not only related to existing businesses, such as credit cards, personal loans, investments, and insurance, but also complemented by the launch of new products. Accordingly, these consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern, considering that recent losses are principally due to the expenses incurred to deliver upon the Group’s rapid growth, in accordance with its business plan.

The Company’s Board authorized the issuance of these consolidated financial statements on February 22, 2022.

a) Initial Public Offering ("IPO")

On December 9, 2021, Nu Holdings completed its IPO, offering 289,150,555 of newly issued class A ordinary shares, including in the form of Brazilian Depositary Receipts or "BDRs", each representing one-sixth of a class A ordinary share ("Brazilian offering"). The initial offering consisted of (1) an international offering listed on the New York Stock Exchange (“NYSE”) under the symbol “NU” and (2) a Brazilian offering on São Paulo Stock Exchange ("B3 - Brasil, Bolsa, Balcão") under the symbol "NUBR33". The initial offering price per class A common share was US$9.00, which was equivalent to R$8.36 per BDR after taking into consideration the class A ordinary share to BDR ratio.

Within the context of the Brazilian offering, Nu implemented an incentive and reward program, referred to commercially as “NuSócios” or “Customer Program”, through which the subsidiary Nu Pagamentos provided sufficient funds to cover the subscription and payment of one BDR in the Brazilian offering to each customer that participated in the Customer Program. A total of 7,557,679 BDRs were allocated to this program, equivalent to 1,259,613 ordinary class A shares. The total amount for this program was US$11,180, based on R$8.36 price per BDR. Nu recognized the costs associated with the Customer Program arising from funding the subscription and payment of the BDRs for the customers who participate in the Customer Program as a reduction in revenue in the fourth quarter of 2021.

As a result, Nu Holdings had gross proceeds from the IPO of US$2,602,026. Additionally, the Company incurred US$61,717 in offering expenses, of which US$47,545 were recognized in equity as transaction costs.

b) Acquisition activities pending completion

i) Olivia

On November 2, 2021, Nu Holdings signed a stock purchase agreement (SPA) to purchase all the shares of Olivia AI do Brasil Participações Ltda. ("Olivia Participações"), Olivia AI do Brasil Instituição de Pagamento Ltda. ("Olivia Pagamentos") and Olivia AI Inc. ("Olivia Inc") - together referred to as "Olivia" in these consolidated financial statements. In 2016 Olivia launched an artificial intelligence ("AI") solution that helps individuals manage their money. The AI works by integrating the user's various bank accounts and applying data analysis of both the expenses and income of its users, in order to indicate suggestions for financial planning. Nu believes that Olivia's AI will further strengthen the Group's open banking initiatives. The transaction qualifies as a business combination and will be accounted for using the acquisition method of accounting. On December 31, 2021, certain closing conditions of the acquisition were still pending, such as the liquidation, and, therefore, there are no impacts on these consolidated financial statements. Additional information is disclosed in note 32, subsequent events.

17

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

c) Acquisition activities completed during the year - 2021

i) Easynvest's acquisition

On June 1, 2021, the acquisition of 100 percent of the shares of the companies that are part of the Easynvest investment platform (together referred to in these consolidated financial statements as "Easynvest") was concluded, and the control over the entities was transferred to the acquirer, the indirect subsidiary Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM"). Easynvest is an independent digital investment broker, and the acquisition marked the Group’s entry into the investment platforms market. The transaction qualifies as a business combination and has been accounted for using the acquisition method of accounting. The companies acquired were:

●	Nu Participações Financeiras S.A ("Nu Participações Financeiras") - formerly “Easynvest Holding Financeira”;
●	Nu Invest Corretora de Valores S.A ("Nu Invest") formerly “Easynvest TCV";
●	Nu Participações S.A. ("Nu Participações") - formerly “Easynvest Participações";
●	Nu Corretora de Seguros Ltda. ("Nu Corretora de Seguros") - formerly “Easynvest Corretora";
●	Easynvest Gestão de Recursos Ltda. (“Easynvest Gestão”); and
●	Vérios Gestão de Recursos S.A. (“Vérios”).

On December 31, 2021, Nu Participações Financeiras was merged into Nu Invest.

Purchase consideration at acquisition date

The total consideration of US$451,546 was transferred to the selling shareholders. The difference between the amount paid and the net assets acquired, and liabilities assumed at fair value resulted in the recognition of goodwill, as shown below.

Net identifiable assets acquired, and liabilities assumed

The Company has concluded the identification of the assets acquired and liabilities assumed and the allocation of the purchase price to these assets and liabilities, as well as the measurement of goodwill. The purchase price allocation, including the allocation to the intangible assets and goodwill is shown below.

Identifiable intangible assets will be amortized for a period of 4 months to 11.7 years, according to their useful life defined based on the expected future economic benefits generated by the asset. The goodwill does not have defined useful life and will have its recoverability tested at least annually.

The goodwill from Easynvest’s acquisition relates to future benefits expected to be realized through a number of strategies such as (a) diversification and increase in revenues by offering other products to customers, such as investment funds and equity and debt investment alternatives, as well as broker accounts; (b) the ability to bring forward the offering of these products as compared to developing the platform In house, and (c) the absorption of skilled workforce. These benefits have not been recognized separately from goodwill because they do not meet the definition of identifiable intangible assets. The total amount of goodwill that was expected to be deductible for tax purposes in Brazil was US$220,490 as of the acquisition date.

18

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Fair value recognized on acquisition
Net Identifiable assets and liabilities
Cash and cash equivalents	71,324
Securities	168,100
Intangible assets	45,061
Other assets	14,119
Liabilities	(240,047)
Total identifiable net assets at fair value	58,557
Goodwill arising on acquisition	392,989
Purchased consideration transferred	451,546
Equity consideration	271,229
Cash consideration	180,317

The additional intangible assets recognized, and the allocation of the purchase price were technology (US$7,900), brand (US$794) and customer relationship (US$34,600), at the acquisition date.

The following were the main assumptions used in the determination of the fair value of the identifiable assets acquired and liabilities assumed: (i) discount rate of 14.1% and (ii) perpetuity calculated by the terminal cash flow plus the growth in perpetuity of 3.2%, equivalent to the expectation of long-term inflation released by the Brazilian Central Bank.

In addition to the 7,859,445 preferred shares issued as part of the business combination, certain Easynvest's employees may receive up to 159,981 Nu Holdings' shares which are being accounted as equity-settled based compensation due to vesting and forfeiture clauses.

Net cash outflow on acquisition

Consideration paid in cash	180,317
(-) Cash and cash equivalent balances acquired	(71,324)
Net cash outflow	108,993

Impact of the acquisition on the results of the Group

Easynvest contributed US$17,700 in revenues and a US$10,593 loss for the seven-month period between the date of acquisition and the reporting date. If the acquisition had been completed on January 1, 2021, the Group's total revenue would have been approximately US$1,710,650 and loss of approximately US$171,560 for the year ended December 31, 2021.

ii) Akala

In December 2020, the subsidiary Nu BN Tecnologia, S.A de CV (“Nu Tecnologia”) announced the acquisition of 100 percent of the shares of AKALA, S.A. DE C.V. (“Akala”), a Mexican Financial Cooperative Association ("SOFIPO") engaged in fundraising and financial services. Akala has been renamed and operates as Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera"). The purpose of the transaction was to increase Nu's financial products offered in Mexico. As of the date the acquisition was announced, Akala owned a license which would allow Nu to provide certain financial services in Mexico, and it did not have any significant operations; hence, the acquisition was not considered a material business combination. The acquisition was approved by the Mexican National Banking and Stock Commission (“CNBV”) on September 14, 2021. The total consideration paid was MXN59,415 (equivalent to US$3,000), and generated a goodwill of US$2,680. Consequently, Akala was consolidated in these consolidated financial statements.

19

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

iii) Spin Pay

On August 29, 2021, Nu announced the acquisition of all the shares of Spin Pay Serviços de Pagamentos Ltda. ("Spin Pay"), a Brazilian payment platform that pioneered the development of instant payments solutions for online and offline merchants via the Brazilian Instant Payment System ("PIX"). As of August 31, 2021, Spin Pay had more than 220 merchants on its platform, connected to Spin Pay through commerce-enablement platforms, as well as directly through the Spin Pay API. On October 13, 2021, the acquisition was closed upon the completion of all conditions established in the share purchase agreement and the monetary consideration was paid. As a result, from that date, Spin Pay was consolidated by the Company in these consolidated financial statements.

Purchase consideration at acquisition date

The total purchase price was US$13,755, US$13,212 settled on the acquisition date and the remainder is to be settled on the first and second anniversary of the acquisition date. In connection with Spin Pay's acquisition, Nu Holdings issued 830,490 class A ordinary shares (equivalent to US$6,346) upon closing of the transaction in October 2021, and expects to issue an aggregate of up to 1,796,826 class A ordinary shares on the first and second anniversaries of closing, and as consideration for post-combination services rendered to Nu by the former shareholders who became employees following the closing, which were then considered as compensation and not a component of the purchase consideration transferred. In addition, Nu may issue a certain number of shares equivalent to US$17,900 upon the achievement of certain milestones and services rendered by certain employees.

One member of Nu Holdings Board of Directors, before the acquisition, had a 1.24% interest in Spin Pay.

Net identifiable assets acquired, and liabilities assumed

Control over the entity was transferred to Nu in October 2021. The Company has concluded the identification of the assets acquired and liabilities assumed and the allocation of the purchase price to these assets and liabilities except for the measurement of the fair value of the intangible assets and, therefore, the measurement of goodwill. The purchase price allocation, including the preliminary allocation to the intangible assets and goodwill is shown below.

Identifiable intangible assets will be amortized for a period of 2 to 5 years, according to their useful life defined based on the expected future economic benefits generated by the asset. The goodwill does not have a defined useful life and will have its recoverability tested at least annually.

The goodwill from Spin Pay’s acquisition relates to future benefits expected to be realized through a number of strategies, such as diversification and increase in revenues due to PIX-related payment services such as transaction financing, promotional platform and checkout solutions and the absorption of skilled workforce. These benefits have not been recognized separately from goodwill because they do not meet the definition of identifiable intangible assets. The total amount of goodwill that is expected to be deductible for tax purposes in Brazil is US$2,149 as of the acquisition date.

20

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Fair value recognized on acquisition
Net Identifiable assets and liabilities
Cash and cash equivalents	1,373
Intangible assets	8,048
Other assets	63
Liabilities	(1,101)
Total identifiable net assets at fair value	8,383
Goodwill arising on acquisition	5,372
Purchased consideration transferred	13,755
Equity consideration	6,889
Cash consideration	6,866

The additional intangible assets recognized and the allocation of the purchase price were intellectual property (US$7,304), and customer relationship (US$638), at the acquisition date.

The following were the main assumptions used in the determination of the fair value of the net assets acquired and liabilities assumed: (i) discount rate of 18.2% and (ii) the residual value was calculated based on the projected cash flow for the last year (perpetuity).

Net cash outflow on acquisition

Consideration paid in cash	6,866
(-) Cash and cash equivalent balances acquired	(1,373)
Net cash outflow	5,493

Impact of the acquisition on the results of the Group

Spin Pay contributed US$112 in revenues and a US$483 loss for the period between the date of acquisition and the reporting date. If the acquisition had been completed on January 1, 2021,the Group would have reported total revenue of approximately US$1,698,659 and a loss of approximately US$167,160 for the year ended December 31, 2021.

d) Acquisition activities completed during the year - 2020

i) Acquisition of Cognitect, Inc

On August 4, 2020, Nu Holdings acquired 100% of the issued and outstanding capital stock of Cognitect, Inc. (“Cognitect”), a Delaware corporation. Cognitect is a software engineering company responsible for developing Clojure, an open-source functional programming language, and Datomic, a database product, both of which were already used by Nu. Cognitect licenses Datomic for customers and provides consulting services related to Datomic and Clojure. Nu’s intention was to add the knowledge of Cognitect developers to its team to foster technology and efficiency.

Purchase consideration at acquisition date

The operation was consummated by means of a cash consideration of US$10,432.

21

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

As part of the purchase agreement, a contingent cash and a contingent share consideration has been agreed to be paid over 5 years in equal installments, dependent upon the former Cognitect’s shareholders’ and employees continuing to provide services to the Company, which were then considered as compensation for post-combination services and not a component of the purchase consideration transferred. The value attributable to each of the 537 thousand shares is USD10.71 and corresponds to the estimated fair value of the ordinary share at the date of the acquisition. The fair value of the shares was calculated using methodologies similar to the share-based payment. Further, there is also an escrow deposit which will be released on the 5th anniversary of the acquisition.

The difference between the amount paid and the net assets acquired at fair value resulted in the recognition of goodwill.

Net identifiable assets acquired, and liabilities assumed

The fair values of the identifiable assets and liabilities as at the date of acquisition were:

Fair value recognized on acquisition
Identifiable assets and liabilities
Cash and cash equivalents	2,148
Software	5,173
Customer relationship	2,689
Other assets (liabilities)	(409)
Total identifiable net assets at fair value	9,601

Goodwill arising on acquisition	831
Total consideration	10,432
Purchased consideration transferred	10,432

Contingent liabilities have not been recorded due to the acquisition.

Identifiable intangible assets are amortized for a period of 2.25 to 5 years, according to the useful life defined based on the expected future economic benefits generated by the asset. The goodwill does not have defined useful life and will have its recoverability tested at least annually.

If the business combination had taken place at the beginning of the year of 2020, the Group’s revenue and loss for the year would not have been materially impacted.

e) Reconciliation of intangible assets and goodwill shown in the consolidated statements of financial position

Intangible assets from Easynvest's acquisition	45,061
Intangible assets from Spin Pay's acquisition	8,048
Other intangible assets	19,228
Total intangible assets	72,337

22

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Goodwill from Easynvest's acquisition	392,989
Goodwill from Cognitect's acquisition	831
Goodwill from Spin Pay's acquisition	5,372
Goodwill from Akala's acquisition	2,680
Total goodwill	401,872

f) COVID-19

In response to the COVID-19 pandemic, many governments worldwide have taken measures related to social distancing, quarantine and travel restrictions affecting the population of these countries, including those where Nu operates. While countries are still advancing on the immunization of their populations, it is still not possible to assess when this pandemic and its effects will end. However, the Group observed:

●	Growth – Nu continued to increase the number of accounts, partially driven by new customers, including new customers wanting to receive the governmental aid through Nu's savings accounts;
●	Credit performance – while Nu saw initial credit deterioration during the early days of COVID-19, this trend reversed in the subsequent months and the credit risk converged to levels equal to or below those observed before the pandemic crisis; and
●	Deposits – Nu served as a link between the government aid and the population, which was a factor behind the increase in the deposits balance.

As a result of the above-mentioned factors which continue to remain in flux, Nu continues to analyze the effects of the pandemic on its operations, estimates and judgements, as well as on the application of accounting policies related to allowance for credit losses. Details of the impacts of the pandemic on the credit loss allowance are described in notes 13 and 14, as well as in note 28.

In addition, since the beginning of the pandemic and to protect the health and safety of Nu’s employees, all the Group’s employees have been working remotely. Despite this challenging situation, Nu continued to grow the business and increased its headcount.

2. Statement of compliance

The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

a) Functional currency and foreign currency translation

i) Nu Holding's functional and presentation currency

Nu Holdings does not have any direct customers and its main direct activities are (i) investing in the operating entities in Brazil, Mexico, Colombia, as well as in other countries, (ii) financing, either equity or debt; and (iii) the payment of certain general and administrative expenses. As a result, these are considered its primary and secondary activities and all of them are substantially based on US Dollars (“US$”), which was selected as the functional and presentation currency of Nu Holdings.

ii) Subsidiary's functional currency

For each subsidiary of the Group, the Company determines the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“functional currency”). Items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of the Brazilian operating entities is the Brazilian Real, the Mexican entities is the Mexican Peso, and the Colombian entity is the Colombian Pesos.

23

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

iii) Translation of transactions and balances

Foreign currency transactions and balances are translated in two consecutive stages:

●	Foreign currency transactions are translated to the subsidiaries’ functional currency at the exchange rates at the date of the transactions; and the exchange differences arising on the translation of foreign currency balances to the functional currency are recognized under “Other income (expenses)” in the consolidated statements of profit or loss. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Revenues and expenses are translated using a monthly average exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.
●	The financial statements of the subsidiaries held in functional currencies that are not US$ (foreign subsidiaries) are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ is recognized in the consolidated statements of comprehensive income or loss ("OCI") as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

The main criteria applied to the translation of financial statements of foreign subsidiaries to US$ are as follows:

●	assets and liabilities are converted into US$ at the exchange rate at the reporting date;
●	equity is translated into US$ at historical cost;
●	revenues and expenses are translated using a monthly average exchange rate. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the reporting period which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates; and
●	statements of cash flow items are translated into US$ using the monthly average exchange rate unless significant variances occur, when the rate of the transaction date is used instead.

b) New or revised accounting pronouncements

Adopted in 2021

The following new or revised standards have been issued by IASB and were effective for the year covered by these consolidated financial statements. They had no impact on these consolidated financial statements.

●	Covid-19-Related Rent Concessions (Amendment to IFRS 16)
●	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
●	New issuance: IAS 32 Financial Instruments: Presentation – Accounting for Warrants that are Initially Classified as Liabilities
24

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

●	Proposed amendments to IAS 21: Lack of Exchangeability

c) Other new standards and interpretations not yet effective

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
●	Definition of Accounting Estimates (Amendments to IAS 8)
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
●	Classification of Liabilities as Current or Non-Current (Amendments to IAS1)
●	Amendments to References to the Conceptual Framework in IFRS Standards
●	Amendments to IFRS 3 - Definition of a Business
●	Amendments to IAS 1 and IAS 8 – Definition of Material
●	Amendments to IAS 37 - Onerous Contracts — Cost of Fulfilling a Contract
●	Amendments to IAS 16 - Property, Plant and Equipment — Proceeds before Intended Use

Management does not expect the adoption of the standards and interpretations described above to have a significant impact on the consolidated financial statements.

3. Basis of consolidation

These consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, direct or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control. The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of profit or loss from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial information of the subsidiaries was prepared in the same period as the Company and applied consistent accounting policies.

The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated on the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income or loss are attributed to the shareholders of the parent company and to the non-controlling interest.

These consolidated financial statements include the subsidiaries listed below:

25

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

					December 31
Entity	Control	Principal activities	Functional currency	Country	2021	2020
Nu 1-B, LLC (“Nu 1-B”)	Direct	Holding Company	US$	USA	100%	100%
Nu 2-B, LLC (“Nu 2-B”)	Direct	Holding Company	US$	USA	100%	100%
Nu 3-B, LLC (“Nu 3-B”)	Direct	Holding Company	US$	USA	100%	100%
Nu 1-A, LLC (“Nu 1-A”)	Indirect	Holding Company	US$	USA	100%	100%
Nu 2-A, LLC (“Nu 2-A”)	Indirect	Holding Company	US$	USA	100%	100%
Nu 3-A, LLC (“Nu 3-A”)	Indirect	Holding Company	US$	USA	100%	100%
Nu Payments, LLC (“Nu Payments”)	Indirect	Holding Company	US$	USA	100%	100%
Nu MX LLC (“Nu MX”)	Direct	Holding Company	US$	USA	100%	100%
Nu Cayman Ltd (“Nu Cayman”)	Direct	Investment company	US$	Cayman	100%	100%
Nu Finanztechnologie GmbH (“Nu Finanz”)	Direct	Technology E-Hub	EUR	Germany	100%	100%
Nu BN México, S.A. de CV (“Nu Mexico”)	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%
Nu BN Servicios México, S.A. de CV (“Nu Servicios")	Indirect	Credit card operations	MXN	Mexico	100%	100%
Nu BN Tecnologia, S.A de CV (“Nu Tecnologia”)	Indirect	Computer consulting service	MXN	Mexico	100%	100%
Nu Colombia S.A. (“Nu Colombia”)	Indirect	Credit card operations	COP	Colombia	100%	100%
Nu Argentina S.A. (“Nu Argentina”)	Indirect	Talent E-Hub	ARS	Argentina	100%	100%
Cognitect, Inc. ("Cognitect")	Direct	Technology E-Hub	US$	USA	100%	100%
Internet – Fundo de Investimento em Participações Multiestratégia (“Internet FIP”)	Indirect	Investment company	BRL	Brazil	100%	100%
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira'')	Indirect	Loan operations	BRL	Brazil	100%	100%
Nu Asset Management Ltda. (“Nu Asset”) - former "Nu Investimentos"	Indirect	Fund manager	BRL	Brazil	100%	100%
Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM")	Indirect	Securities distribution	BRL	Brazil	100%	100%
Nu Produtos Ltda. ("Nu Produtos")	Indirect	Insurance commission	BRL	Brazil	100%	100%
Nu Invest Corretora de Valores S.A ("Nu Invest") - former “Easynvest TCV"	Indirect	Investment platform	BRL	Brazil	100%	-
Nu Participações S.A. ("Nu Participações") - former “Easynvest Participações"	Indirect	Holding Company	BRL	Brazil	100%	-
Nu Corretora de Seguros Ltda. ("Nu Corretora de Seguros") - former “Easynvest Corretora"	Indirect	Insurance commission	BRL	Brazil	100%	-
Easynvest Gestão de Recursos Ltda. (“Easynvest Gestão")	Indirect	Fund manager	BRL	Brazil	100%	-
Vérios Gestão de Recursos S.A. (“Vérios”)	Indirect	Fund manager	BRL	Brazil	100%	-
Nu Plataformas - Intermediação de Negocios e Serviços Ltda ("Nu Plataforma")	Indirect	Services platform	BRL	Brazil	100%	-
Nu Tecnologia S.A ("Nu Tecnologia")	Direct	Talent E-Hub	UYU	Uruguay	100%	-
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera") - former “Akala”	Indirect	Multiple purpose financial company	MXN	Mexico	100%	-
Nuplat S.A. ("Nuplat")	Direct	Talent E-Hub	UYU	Uruguay	100%	-
Spin Pay Serviços de Pagamentos Ltda. ("Spin Pay")	Indirect	Payment hub	BRL	Brazil	100%	-

26

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

In addition, for the years ended December 31, 201 and 2020, the Company consolidated the following entities in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the entity:

Name of the entity	Country
Fundo de Investimento em Direitos Creditórios NU (“FIDC Nu”)	Brazil
Fundo de Investimento Ostrum Soberano Renda Fixa Referenciado DI (“Fundo Ostrum”)	Brazil
Nu Fundo de Investimentos em Ações (“Nu FIA”)	Brazil

The interest owned by other investors in these entities are presented as non-controlling interests in these consolidated financial statements.

Nu Pagamentos, Nu Financeira, Nu DTVM and Nu Invest, Brazilian subsidiaries, are regulated by the Brazilian Central Bank (“BACEN”) and Nu Mexico Financiera, a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Baking and Stock Commission (“CNBV”), and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the Group. FIDC Nu also have specific restrictions, as described on note 20.

4. Significant accounting policies

The accounting policies described below have been applied consistently through the years presented in these consolidated financial statements.

a)       Financial instruments

Initial recognition and measurement

Financial assets and liabilities are initially recognized when the Group becomes a party to the contractual terms of the instrument. The Group determines the classification of its financial assets and liabilities at initial recognition and measures a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss ("FVTPL"), transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at fair value through profit or loss are expensed in profit or loss. Immediately after initial recognition, an expected credit loss ("ECL") allowance is recognized for financial assets measured at amortized cost and investments in debt instruments measured at fair value through other comprehensive income ("FVTOCI"), if any.

There were no defaults or breaches in any financial liability during 2021 and 2020.

Classification and subsequent measurement

Financial assets and financial liabilities are classified as FVTPL where there is a requirement to do so or where they are otherwise designated at FVTPL on initial recognition. Financial assets and financial liabilities which are required to be held at FVTPL include:

●	Financial assets and financial liabilities held for trading;
●	Debt instruments that do not have solely payments of principal and interest ("SPPI") characteristics. Otherwise, such instruments must be measured at amortized cost or FVTOCI; and
●	Equity instruments that have not been designated as held at FVTOCI.
27

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Financial assets and financial liabilities are classified as held for trading if they are derivatives or if they are acquired or incurred mainly for the purpose of selling or being repurchased in the near-term, or form part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit-taking.

In certain circumstances, other financial assets and financial liabilities are designated at FVTPL where this results in the more relevant information. This may arise because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on a different basis, where the assets and liabilities are managed and their performance evaluated on a fair value basis or, in the case of financial liabilities, where it contains one or more embedded derivatives which are not closely related to the host contract.

The classification and measurement requirements for financial asset debt and equity instruments and financial liabilities are set out below.

Financial assets - debt instruments

Debt instruments are those instruments that meet the definition of financial liability from the issuer's perspective, such as loans and government and corporate bonds.

The classification criteria and subsequent measurement for financial assets depends on the business model for their management and the characteristics of their contractual flows. The business models refer to the way in which the Group manages its financial assets to generate cash flows. In this definition, the following factors are taken into consideration, among others:

●	How key management assess and report on the performance of the business model and the financial assets held in the business model;
●	The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed; and
●	The frequency and volume of sales in previous years, as well as expectations of future sales.

Depending on these factors, the asset can be measured at amortized cost, at fair value with changes in other comprehensive income, or at fair value with changes through profit or loss.

Business model: The business model reflects how the Group manages the assets to generate cash flows and, specifically, whether the Group’s objective is solely to (i) collect the contractual cash flows from the assets or (ii) is to collect both the contractual cash flows and cash flows arising from the sale of the assets. If neither of these is applicable, such as where the financial assets are held for trading purposes, then the financial assets are classified as part of an "other” business model and measured at FVTPL. To assess business models, the Group considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management.

When a financial asset is subject to business models (i) and (ii), the application of the SPPI test is required, as explained below.

Solely Payments of Principal and Interest – SPPI test: Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Group assesses whether the assets’ cash flows represent SPPI. In making this assessment, the Group considers whether the contractual cash flows are consistent with a basic lending arrangement (i.e., interest includes only consideration for the time value of money, credit risk, other basic lending risks, and a profit margin that is consistent with a basic lending arrangement). Where the contractual terms introduce exposure to risk or volatility that is inconsistent with a basic lending arrangement, the related asset is classified and measured at FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are SPPI.

28

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Based on these factors, the Group classifies its instruments into one of the following measurement categories.

Amortized cost:

Financial assets that are held for collection of contractual cash flows where those cash flows represent SPPI, and that are not designated at FVTPL, are measured at amortized cost. The carrying amount of these assets is adjusted by any ECL recognized and measured. Interest income from these financial assets is included in the statement of profit or loss using the effective interest rate method. When estimates of future cash flows are revised, the carrying amount of the respective financial assets or financial liabilities is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognized in the statement of profit or loss.

FVTOCI:

Financial assets that are both held for collection of contractual cash flows, where those cash flows represent SPPI, and for sale, depending on the Company's best interests, which are not designated at FVTPL, are measured at fair value through other comprehensive income ("FVTOCI"). The carrying amount of these assets is adjusted by any ECL recognized and measured. Interest income from these financial assets is included in the statement of comprehensive income or loss using the effective interest rate method.

FVTPL:

Financial assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL, including any debt instruments designated at fair value, is recognized in profit or loss, and presented in the statement of profit or loss in the period in which it arises.

The Group reclassifies financial assets when and only when its business model for managing those assets changes. The reclassification takes place from the start of the first period following the change. As a result of the growth of Nu's activities, with a higher volume of deposits and related investment in financial assets, in 2021 the Group began to hold financial assets in a held-to-collect-and-sell business model which resulted in their classification as FVTOCI. Except for this addition, for the years ended December 31, 2021, and 2020, no other changes have occurred.

Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated statements of financial position:

●	Cash and cash equivalents;
●	Securities;
●	Collateral for credit card operations;
●	Derivative financial instruments;
29

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

●	Compulsory deposits at central banks;
●	Credit card receivables and loans to customers;
●	Other financial assets at amortized cost.

Financial liabilities

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as liabilities associated with non-current assets held for sale or they relate to hedging derivatives or changes in the fair value of hedged items in portfolio hedges of interest rate risk, which are reported separately.

Financial liabilities are included for measurement purposes in one of the following categories:

●	Financial liabilities held for trading (at FVTPL): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives not designated as hedging instruments.
●	Financial liabilities designated at FVTPL: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated. This classification is applied to derivatives, financial liabilities held for trading, and other financial liabilities designated as such at initial recognition. The Group has designated the instruments eligible as capital as fair value through profit or loss at its initial recognition. Gains or losses on financial liabilities designated at fair value through profit or loss are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in profit or loss (the remaining amount of change in the fair value of the liability).
●	Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

Convertible instruments

Convertible instruments, which corresponded to the Company’s senior preferred shares, are separated into the financial liability and equity components based on the terms of the contract. On issuance of the convertible instrument, the fair values of the financial liability components are determined based on their characteristics, using a market rate for an equivalent non-convertible instrument for the contractual obligation to deliver cash and valuation models to the convertible embedded derivative into a variable number of shares. The financial liability due to the obligation to deliver cash is classified as a financial liability measured at amortized cost (net of transaction costs) until it is extinguished on conversion or redemption; and the convertible embedded derivative is measured at fair value and presented as “Derivative financial instruments” in the consolidated statements of financial position. No gain or loss arises from initially recognizing the components of the convertible instrument separately.

30

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

On conversion of convertible instruments, the Company derecognizes both the liability and derivative components and recognizes them as equity, without any effect in the statement of profit or loss. The expenses relating to the measurement of the financial liability components are presented as "Results with convertible instruments" in the statement of profit or loss. As of December 31, 2021, the Company did not have any outstanding convertible instruments.

Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated statements of financial position:

●	Derivative financial instruments;
●	Instruments eligible as capital;
●	Deposits,
●	Payables to credit card network;
●	Borrowings and financing, and securitized borrowings;
●	Senior preferred shares.

Credit loss allowance of financial assets

The Group calculates an expected credit loss ("ECL") for its financial assets. This way, ECLs should account for forecast elements such as undrawn limits and macroeconomic conditions that might affect the Group’s receivables.

The Group calculates different provisions for the financial instruments classified into:

●	Stage 1 - no significant increase in credit risk (“SICR”);
●	Stage 2 - significant increase in credit risk subsequent to recognition; and
●	Stage 3 - credit impaired.

Based on these concepts, Nu’s approach was to calculate ECL through the probability of default ("PD"), exposure at default ("EAD") and loss given default ("LGD") methodology.

Definitions of stages

Stage 1 definition – no significant increase in credit risk

All receivables not classified in stages 2 and 3.

Stage 2 definition – significant increase in credit risk subsequent to recognition

The Group utilizes two guidelines for determining stage 2:

(i)	absolute criteria: the financial asset is more than 30 (thirty) days in arrears; or
31

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

(ii)	relative criteria: in addition to the absolute criteria, the Group analyzes monthly the evolution of the risk of each financial instrument, comparing the current behavior score attributed to a given client with the one given in the moment of recognition of the financial asset. The behavior score considers credit behavior variables, such as delinquency in other products and market data about the client.

The Group has also assumed a cure period for stage 2, where all receivables in arrears between 30 and 89 days at least once in the last six months are classified as stage 2.

Stage 3 definition – credit impaired

Stage 3 definition follows the definition of default:

(i)	The financial asset is more than 90 (ninety) days in arrears; or
(ii)	There are indicatives that the financial asset will not be fully paid without a collateral or financial guarantee being triggered.

Indication that an obligation will not be fully paid includes forbearance of financial instruments that implies advantages being granted to the counterparty following deterioration in the credit quality of the counterparty.

A probation period is also considered: customers that were more than 90 days in arrears at the last six months are also classified as stage 3.

Lifetime definition

The maximum period over which expected credit losses shall be measured is the maximum contractual period over which the entity is exposed to credit risk. For loan commitments, this is the maximum contractual period over which an entity has a present contractual obligation to extend credit. Thus, for the lending product, the lifetime is straightforward, being equal to the number of months for the remaining loan installments to be defaulted on.

However, the credit card includes both a loan and an undrawn commitment component and does not have a fixed term or repayment structure. Thus, the period over which to measure expected credit losses are based on historical information and experience about the length of time for related default to occur on similar financial instruments following a significant increase in credit risk.

Therefore, a study was conducted for the stage 2 credit cards portfolio tracking over a time period to measure how long it takes for the cumulative default rate to stabilize, understanding this as the moment the entity is not expected to be exposed to credit risk.

Forward-looking – macroeconomic scenarios

The Group calculates the ECL considering the current macroeconomic environment and changes in future macroeconomic scenarios. The macroeconomic forecasts are based on market expectations for Brazilian Gross Domestic Product (“GDP”) for the next two years as disclosed by the Brazilian Central Bank. These forecasts are constantly monitored by the Group.

The Group also builds pessimistic and optimistic scenarios, which are based on the variance of future market expectations. The scenarios weighting depends on the Group’s expectations regarding the likelihood of each scenario to happen. The weighting is reviewed whenever there is a substantial change in the economic environment that causes different macroeconomics outlooks’ expectation.

32

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

The probability of occurrence and their severity are factored into the estimation of the ECL final number. This methodology allows a timelier response to changes in local or global macroeconomic trends.

Measuring ECL

The final ECL was calculated using the following parameters:

●	PD: it is the likelihood that a receivable will reach default in a time window. For stage 1 customers, PDs are calculated for the next 12-month period, while for stage 2, its calculation is done through the lifetime of the instrument. For stage 3, PD is considered to be 100% since the credit has already defaulted.

●	EAD: the discounted balance that, in the event of a default, a customer is expected to have. For revolving facilities, it is a function of the customer’s current limit (total credit exposure) and the expected limit utilization percentage at the moment of default. The expected limit utilization is driven by different customer behavior. In contrast the EAD of a personal loan product is the expected balance value at default after considering the installments payments behavior.

●	LGD: the percentage expected not to be recovered from a defaulted balance. This ratio represents the present value of the expected losses divided by the defaulted balances.

●	Discount rate: it is the average effective interest rate calculated using historical data.

The parameters mentioned above are segmented in homogeneous risk groups, determined by internal scoring models, relying on, among others, customer behavioral information, internal and external, including delinquency and credit utilization.

Governance around ECL

The Group’s Credit Risk Team has developed the current ECL method. Monthly results are monitored and discussed in appropriate forums involving credit businesses and finance teams.

The Group assesses the performance of ECL estimations through the following methods:

●	Back testing: running the model at prior reference dates allows the Group to evaluate how the model’s predictions have paired with actual data.
●	Coverage duration: while back testing, the Group analyzes how many months it is covered for losses while provisioning the ECL.

Post-Model Adjustments

Limitations in the Group's provisions model may be identified, and in these circumstances, Management might suggest appropriate adjustments to the Group's provisions by applying post-model adjustments.

Presentation of allowance for ECL in the consolidated statement of financial position

Loss allowances for ECL are presented in the consolidated statement of financial position as a deduction from the gross carrying amount of the assets. Any excess of the loss allowance over the gross amount is presented as a provision in “Other liabilities”.

33

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Write-off

The Group directly reduces the gross carrying amount of a financial asset when it has no reasonable expectation of recovering it in its entirety or a portion thereof. For unsecured loans, a write-off is made when all internal avenues of collecting the debt have been exhausted, and the debt is handed over to external collection agencies or it has no reasonable expectation of recovering. Significant portion of the write-offs of credit card receivables and loans to customers are done when the client is twelve months in arrears, and all balances are written-off are subject to enforcement activity. Contact is made with customers with the aim of achieving a realistic and sustainable repayment arrangement.

Recoveries

Recoveries of credit losses are registered as an income and offset against credit losses. Recoveries of credit losses are classified in the consolidated statements of profit or loss as “Credit loss allowance expenses”.

Modifications of financial assets

The factors used by the Group to determine whether there is a substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraint and significant changes to the interest rate, among others.

The major modifications in the Company’s financial assets correspond to changes in contractual cash flows when credit card receivables, current or revolving, are modified to receivables in installments or changes in the installments profile in loans to customers. These modifications occur as a result of commercial restructuring activity or due to the credit risk of the borrower, an assessment must be performed to determine whether the terms of the new agreement are substantially different from the terms of the existing agreement. This assessment considers both the change in cash flows arising from the modified terms as well as the change in overall instrument risk profile.

Where terms are substantially different, the existing receivable will be derecognized and a new one will be recognized at fair value, with any difference in valuation recognized immediately within the statement of profit or loss, subject to observability criteria. Where terms are not substantially different, the receivables carrying value will be adjusted to reflect the present value of modified cash flows discounted at the original effective interest rate, with any resulting gain or loss recognized immediately within the statement of profit or loss.

For ECL purposes, any modification that implies a forbearance will be recognized as stage 3. A forbearance implies advantages being granted to the counterparty as a result of deterioration in the credit quality of the counterparty. For this definition, the following are considered advantages (i) any material discounts applied to the current obligation and (ii) changes in prices that do not represent the customer credit risk profile.

Derivative financial instruments

Derivatives are contracts or agreements whose value is derived from one or more underlying indexes or asset values inherent in the contract or agreement, which require little or no initial net investment and are settled at a future date. Transactions are undertaken in interest rate, cross-currency, and other index related swaps and forwards.

Derivatives are held for risk management purposes and are classified as held for trading unless they are designated as being in a hedge accounting relationship. Derivatives are recognized initially at cost (on the date on which a derivative contract is entered into) and are subsequently re-measured at their fair value. Fair values of exchange-traded derivatives are obtained from quoted market prices. Fair values of over-the-counter derivatives are estimated using valuation techniques, including discounted cash flow and option pricing models.

34

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative, except where netting is permitted. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments and, if the latter, the nature of the risks being hedged. Gains and losses from changes in the fair value of derivatives held for trading are recognized in the consolidated statements of profit or loss and included within “Interest income and gains (losses) on financial instruments”.

Hedge accounting

The Group applies hedge accounting to represent the economic effects of its risk management strategies. At the time a financial instrument is designated as a hedge (i.e., at the inception of the hedge), the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), its risk management objective and strategy for undertaking the hedge. The documentation includes the identification of each hedging instrument and the respective hedged item, the nature of the risk being hedged and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is to be assessed. Accordingly, the Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value attributable to the hedged risk during the period that the hedge is designated.

A hedge is usually regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, that changes in the fair value or cash flow of the hedged items are effectively offset by changes in the fair value or cash flow of the hedging instrument. If, at any point, it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued.

Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the derivatives may be designated as either: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecast transaction (cash flow hedges); or (iii) a hedge of a net investment in a foreign operation (net investment hedges). The Group applies cash flow hedge accounting in the subsidiary Nu Pagamentos that is exposed to foreign currency risk (dollar and euro) on forecast transactions, as described below.

(i) Cash flow hedge accounting - The effective portion of changes in the fair value of qualifying cash flow hedges are recognized in other comprehensive income or loss in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognized immediately in the statement of profit or loss. Amounts accumulated in equity are reclassified to the statement of profit or loss in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the statement of profit or loss when the forecast transaction is ultimately recognized in the statement of profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of profit or loss. The Group is exposed to foreign currency risk on forecast transactions, mainly expenses related to the cost of services and administrative expenses.

35

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Offsetting financial assets and liabilities

Financial asset and liability balances, including derivatives, are offset (i.e., reported in the statements of financial position at their net amount) only if the Group entities have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The Group has not offset financial assets or liabilities.

b)       Fair value

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

●	Level 1: Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuation is based on observable market-based inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3: Valuation is generated from techniques that use significant assumptions, not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies, or similar techniques.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value.

Valuation techniques include net present value and discounted cash flow models, comparison with similar instruments for which observable market prices exist, Black-Scholes pricing model and other valuation models. Assumptions and inputs used in valuation techniques include risk-free and benchmark interest rates, credit spreads and other inputs used in estimating discount rates. The availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with determining fair values.

Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.

Significant judgment may be required to determine whether certain financial instruments measured at fair value are classified as Level 2 or Level 3. In making this determination, the Group considers all available information that market participants use to measure the fair value of the financial instrument, including observable market data, indications of market liquidity and orderliness, and Group’s understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

36

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

The Group has in place controls to ensure that the fair value measurements are appropriate and reliable, including review and approval of new transaction types, price verification, and review of valuation judgments, methods, models, process controls, and results.

The financial instruments measured at fair value at the reporting date by the level in the fair value hierarchy are disclosed in note 25.

c)       Accounting for acquisitions

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date at fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value, if any, or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances, and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity.

d)       Revenue recognition

Interest income and gains (losses) on financial instruments

Interest income on loans, credit card operations (revolving and interest-bearing installment transactions) and short-term investments are calculated using the effective interest method, which allocates interest, and direct and incremental fees and costs over the expected lives of the assets. For the revolving balances, the interest is calculated from the due date of the credit card bill that was not fully paid. Gains (losses) on financial instruments comprises the changes in fair value recognized in the statement of profit or loss.

Fee and commission income

Fee and commission income are shown net of federal revenue taxes.

i)	Interchange fees

Interchange fees income represents fees to authorize and provide settlement on credit and debit card transactions processed through the Mastercard networks and are determined as a percentage of the total payment processed. Interchange fees, net of Rewards revenues, are recognized and measured upon recognition of the transaction with the interchange networks, when performance obligation is considered satisfied. The interchange rates agreed with Mastercard are fixed and it depends on the segment of each merchant. The interchange income is withheld from the amount to be paid to Mastercard.

37

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

ii)	Rewards revenues

It comprises revenues related to the Nu’s Rewards subscription fee and the related interchange fee, initially apportioned in accordance with the relative stand-alone selling prices of the performance obligation assumed, as described below in item “Deferred income”. It is recorded in the income statement when the performance obligation is satisfied, which is when the reward points are redeemed by the customers.

iii)	Recharge fees

Recharge fees are recognized at the date the customers acquire the right to the telecom services and comprises the selling price of telecom prepaid cards to customers, net of its acquisition costs.

e)       Expense recognition

Expenses are recorded in the statement of profit or loss under the accrual method, regardless of receipt or payment.

f)	Cash and cash equivalents

Cash and cash equivalents include (i) bank deposits in local institutions and abroad and highly liquid short-term investments with original maturities up to 90 days, convertible into a known amount of cash, subject to insignificant risk of change in value and used for cash management of short-term commitments and not for investment and financing purposes; and (ii) balances with central banks which are part of the Group’s liquidity management activities.

g)       Credit card receivables

Credit card receivables are reported at their amortized cost, net of the credit card ECL allowance.

Chargebacks refer to the amounts disputed by clients generally due to fraud transactions on the Mastercard network process. Losses are recorded based on the estimated amount expected to be reduced from the Group’s client’s receivables when the event impacting the client occurred on activities that the Company is responsible for on the referred network.

h)       Loans to customers

Loans to customers are related to Nu’s lending products. The personal loans can be paid in 1 to 48 installments, depending on the conditions agreed on Nu’s app. Loans are reported at their amortized cost, which is the outstanding principal balance, adjusted for any unearned income, unamortized deferred fees and costs, unamortized premiums and discounts, and charge-offs. Loans are reported net of the estimated uncollectible amount (loan ECL allowance).

i)         Leasing

The Group as a lessee

For any new contracts entered on or after January 1, 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as “a contract, or part of a contract, which conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration”. To apply this definition, the Group assesses whether the contract meets three criteria, which are whether:

38

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

●	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
●	the Group has the right to obtain all of the economic benefits from use of the identified asset throughout the period of use substantially, considering its rights within the defined scope of the contract; and
●	the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee, and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is re-measured to reflect any reassessment or modification, or if there are changes on in-substance fixed payments.

When the lease liability is re-measured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

39

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

j)     Property, plant and equipment and intangible assets

Property, plant, and equipment are measured at historical cost less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the asset and are depreciated from the date they are available for use. Depreciation is calculated to amortize the cost of items of fixed assets less their estimated residual values using the linear method based on the useful economic life of the items and is reviewed annually and adjusted prospectively if appropriate.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Intangible assets, including software and other assets, are recognized if they arise from contractual or other legal rights or if they are capable of being separated or divided from the Group and sold, transferred, licensed, rented, or exchanged. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives and are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets.

Directly attributable expenditures related to internally generated intangible assets, mainly software systems, are capitalized from the date on which the entity is able to demonstrate, among others, its technical feasibility, intention to complete, ability to use and can demonstrate probable future economic benefits.

Expenditures for improvements in third-party real estate are amortized over the term of the property lease.

The useful life of fixed and intangible assets items are as follows:

Furniture and other office equipment	10 years
Computer equipment	5 years
Software	5 years

Intangible assets arising from business combinations have specific useful lives, determined during purchase price allocation procedures.

k)       Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for any non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

Goodwill is not amortized but is tested for impairment annually or more frequently if adverse circumstances indicate that it is more likely than not that the carrying amount exceeds its fair value. These indicators could include a sustained, significant decline in the Company’s stock price, a decline in expected future cash flows, significant disposition activity, a significant adverse change in the economic or business environment, and the testing for recoverability of a significant asset group, among others.

l)         Impairment of non-financial assets

At each reporting date, or more frequently when events or changes in circumstances dictate, property, plant and equipment and intangible assets with a defined useful life are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review.

40

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

The carrying values of property, plant and equipment, goodwill and other intangible assets should be written down by the amount of any impairment and the loss is recognized in the statement of profit or loss in the period in which it occurs. A previously recognized impairment loss relating to property, plant and equipment may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the property, plant, and equipment recoverable amount. The carrying amount of the property, plant and equipment will only be increased up to the amount that would have been had the original impairment not been recognized.

For the years ended on December 31, 2021, and 2020, no adjustment to the recoverable amount for non-financial assets was recorded on the financial statements.

m)     Other assets

Other assets include the amount of assets not recorded in other items, including prepaid expenses and deferred expenses. Deferred expenses are mostly related to certain issuance costs incurred on the credit and debit card operations, as embossing and shipping costs, among others. Card issuance costs are amortized over the card's expected life, adjusted for any cancellations.

n)       Deposits

Corresponds to:

a)	amounts deposited by customers mainly in:
(i)	“NuConta”, the prepaid account. Nu is required to invest the amounts received in government securities; and
(ii)	Bank Receipt of Deposits ("RDB") and Linked Bank Receipt of Deposits (“RDB-V”). The amounts deposited by customers in these modalities can be used as a financing source for the Group’s operation and may or may not be invested in government securities.
b)	time deposits; and
c)	other deposits.

For those deposits, the interest expense is recognized using the effective interest rate method.

o)       Payables to credit card network

Payables to credit card network correspond to financial liabilities recognized at amortized cost to be paid through clearing houses to the credit card brand Mastercard and to other clearing houses that are also part of the credit card network.

p)       Borrowings and financing

Correspond to borrowings obtained with third parties that are initially recognized at cost and subsequently at amortized cost using the effective interest rate.

q)       Deferred income

Primarily comprises revenues related to the Rewards which is initially apportioned, from the interchange and reward fees charged to customers, in accordance with the relative stand-alone selling prices of the performance obligation assumed. The revenues apportioned are recorded as deferred income until it is recorded in the income statement when the performance obligation is satisfied. Deferred income also contains amounts related to the rewards fees which are paid annually by customers until they are earned by the Company and are included on the Rewards revenue apportion calculation.

41

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

The Group evaluates the deferred income amount and the assumptions based on developments in redemption patterns, changes to the terms and conditions of the rewards program and other factors.

r)        Provisions and contingent assets and liabilities

Provisions are accounted to cover present obligations at the reporting date arising from past events which could give rise to a loss for the Group, which is considered probable to occur and certain as to its nature but uncertain as to its amount and/or timing.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Contingent liabilities also include possible obligations of the Company and its subsidiaries for which it is not probable that an outflow of resources embodying economic benefits will be required to settle them and, therefore, the Group does not recognize a liability. Instead, the Group disclose in the financial statements the contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Contingent assets are not recognized in the consolidated statement of financial position or in the consolidated statement of profit or loss, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

These consolidated financial statements include all the material provisions with respect to which it is considered that it is probable to occur and to be settled. Provisions are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at each reporting period and are fully or partially reversed when such obligations cease to exist or are reduced.

s)       Provision for lawsuits and administrative proceedings

The Company and its subsidiaries are subject to certain court and administrative proceedings arising from the ordinary course of their operations. Those proceedings are classified according to their likelihood of loss as:

●	Probable: liabilities are recognized on the consolidated statements of financial position as “provision for lawsuits and administrative proceedings”;
●	Possible: disclosed in the financial statements, but for which no provision is recognized; and
●	Remote: require neither provision nor disclosure on the financial statements.

The amount of court escrow deposits is adjusted in accordance with current legislation.

t)        Other liabilities

Other liabilities include the balances of any other liabilities not included in other categories.

u)       Share premium reserve

Share premium is the difference between the fair value of the consideration receivable for the issue of shares and the nominal value of the shares. The share premium account can only be used for limited purposes.

42

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

v)       Share-based payments

The Group maintains a long-term incentive plan, structured through grants of stock options (“SOPs”), restricted stock units (“RSUs”) and awards linked to market conditions ("Awards"). The objective is to provide to the Group's employees the opportunity to become shareholders of the Company, creating greater alignment of the interests of key employees with those of shareholders and allowing the Group to attract and retain key employees. These share-based payments are classified as equity-settled share-based payment transactions.

Share-based payments expenses are recorded based on the fair value at the grant date. Following the IPO, the fair value is determined based on the publicly traded price, and before that date, it was estimated using different valuation models. Significant judgment is required when determining the inputs into the fair value model. The fair values of SOPs, RSUs and Awards granted are recognized as an expense over the period in which they vest for SOP and RSUs or expected to vest for Awards. The vesting requirements are basically related to the passage of time for SOPs and RSUs and market conditions and passage of time for Awards. The Group recognizes the expenses considering the individual vesting tranches of the SOPs and RSUs.

The Group revises its estimate of the number of SOPs and RSUs that will vest based on the historical experience at each reporting period. The Group recognizes the impact of the revision to original estimates, if any, in the statement of profit or loss and the accumulated loss reserve in equity. The Awards' expected vesting period is not subsequently revised, and the expenses are recorded irrespective of whether that market condition is satisfied.

w)      Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are incurred as an expense as the corresponding service is provided. The liability is recognized for the amount expected to be paid for the short-term if there is a present legal or constructive obligation to pay and if the amount can be estimated reliably.

x)       Income taxes, including deferred taxes

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognized as an expense in the period in which profits arise. The tax expense represents the sum of the income tax currently payable and deferred income tax.

Nu Holdings is incorporated in the Cayman Islands which does not impose corporate income taxes or tax capital gains. In Brazil, the country in which the Group’s most significant subsidiaries operate, income tax is comprised of IRPJ (income tax for companies) and CSLL (social contribution on profits), with rates as shown below.

Tax	Rate (2021)	Rate (2020)
Income tax - IRPJ	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year
Social contribution - CSLL	20%	15%

Taxable profit differs from net profit as reported in the statement of profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

43

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Current tax liability for the current or prior period is measured at the amount expected to be paid to the tax authorities. The Group considers whether it is probable that a taxation authority will accept an uncertain tax treatment. If the Group considers probable that the taxation authority will accept an uncertain tax treatment, the Group determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. When the Group concludes that it is not probable that the taxation authority will accept an uncertain tax treatment, the effect of uncertainty is reflected in determining the related taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates using either of the following methods:

●	the most likely amount - the single most likely amount in a range of possible outcomes or
●	the expected value - the sum of the probability-weighted amounts in a range of possible outcomes.

Deferred income tax is the tax expected to be payable or recoverable on income tax losses available to carry forward and on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. It is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all temporary taxable differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the assets may be utilized as they reverse.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realized based on rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the statement of profit or loss, except when it relates to items recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity.

The Group reviews the carrying amount of deferred tax assets at each balance sheet date and reduces it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax relating to fair value re-measurements of financial instruments accounted for at FVTOCI and cash flow hedging instruments is charged or credited directly to other comprehensive income and is subsequently recognized in the statement of profit or loss when the deferred fair value gain or loss is recognized in the statement of profit or loss.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

y)       Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

44

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

5. Significant accounting judgments, estimates and assumptions

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may diverge from these estimates; and estimates and assumptions are reviewed continuously. Revisions to the estimates are recognized prospectively.

a) Credit losses on financial instruments

The Group recognizes a loss allowance for expected credit losses on credit cards and loans receivables that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses allowance methodology are:

a)	Definition of default;
b)	Forward-looking information used to the projection of macroeconomic scenarios;
c)	Probability weights of future scenarios;
d)	Definition of significant increase in credit risk and lifetime; and
e)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On December 31, 2021, the probability weighted ECL allowance totaled US$588,215 of which US$390,679 related to credit card operations and US$197,536 to loans. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weights of the macroeconomic scenarios. The table below illustrates the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario. All scenarios presented contain the post-model adjustments of US$10,972 presented in the post-model adjustments section.

	Upside	Base case	Downside

Credit card and lending ECL	573,642	586,755	600,602

The table below discloses the forecast used in each scenario for the Brazilian ECL allowance:

	Upside	Base case	Downside

2021- Brazilian GDP growth	1.6%	0.3%	-0.9%

45

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Post-model adjustments

Throughout most of the 2020 and 2021 years, the Brazilian Government responses to COVID-19 pandemic, including the "Emergency Aid", changed the Group's portfolio behavior, reducing delinquency and improving other risk indicators. The Group's management believed this to be a temporary effect and concluded it was necessary to add a post-model adjustment on its ECL methodology.

The post-model adjustment continues to be applied, but at a lower level when compared with December 31, 2020. The COVID-19 impacts that motivated the post-model adjustment can be seen in detail in notes 13 (f) and 14 (f), which describes the pandemic impacts in both credit card and lending portfolios.

	Modeled ECL	Post-model Adjustments	Total ECL

Credit card	381,636	9,043	390,679
Personal loan	195,607	1,929	197,536
Total	577,243	10,972	588,215

As of December 31, 2021, post-model adjustments amounted to US$10,972.

b) Share-based payments

The Group measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the ordinary share on the grant date. Following the IPO, the fair value is determined based on the publicly traded price. Prior to the IPO, estimating the fair value of share-based payment transactions required determining the most appropriate valuation model to the ordinary share, options and other awards issued linked to the ordinary shares, which depended on the terms and conditions of each grant. The valuation of the ordinary shares considered one or a combination of a discounted cash flow model ("CFM") and a reverse option pricing model ("OPM") and was based substantially on the previous preferred share price transactions. The estimate of the share-based payment cost also requires determining other significant inputs to the models to value the SOPs, RSUs and Awards, including the expected term, volatility and dividend yield for the Black-Scholes model applied to the SOPs, achievement of the market conditions to the Awards, and discount rates.

Key areas of judgment

Before the IPO date, the fair values of the SOPs, RSUs and Awards took into account, among other things, contract terms and observable market data, which included a number of factors and judgments from management, as disclosed in note 10. In exercising this judgment, a variety of tools were used including proxy observable data, historical data, and extrapolation techniques. Extrapolation techniques consider behavioral characteristics of equity markets that had been observed over time, and for which there was a strong case to support an expectation of a continuing trend in the future. Estimates were calibrated to observable market prices when they become available.

The Group believes its valuation methods are appropriate and consistent with other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of the SOPs, RSUs and Awards could result in different estimates of fair value.

46

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

c) Goodwill impairment analysis

For the purposes of impairment testing, the investment activities were the cash-generating unit ("CGU") in which Easynvest’s goodwill was allocated. For the year ended on December 31, 2021, no adjustment to the recoverable amount for the goodwill was recorded on the financial statements because the recoverable amounts of this CGU were determined to be higher than its carrying amount.

The recoverable amounts for the CGU have been calculated based on their value in use, determined by discounting the future cash flows expected to be generated from the continuing use of the CGUs’ assets and their ultimate disposal.

Key areas of judgment

The key assumptions used in the calculation of value in use were as follows. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant sector and have been based on historical data from both external and internal sources.

●	Discount rate: 14%
●	Terminal value growth rate: 3.35%
●	Budgeted average growth rate for the next five year for undiscounted gross profit of 213% and total operating expenses of 144%

The discount rate used was the cost of equity for business in Brazil as defined by management. Five years of cash flow projections were included in the discounted cash flow model. A long-term growth rate was used to extrapolate the cash flows beyond the five-year period. The growth rate into perpetuity has been determined as the currently expected long term inflation rate for Brazil.

Budgeted profit before taxes, depreciation and amortization was based on expectations of future outcomes considering past experience, adjusted for the anticipated revenue growth. Revenue growth was projected considering the average growth levels experienced over the past five years and the estimated growth for the next five years.

The key assumptions described above may change as economic and market conditions change. The Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of the CGU to decline below the carrying amount.

d) Provision for lawsuits and administrative proceedings

The Group and its subsidiaries are parties to lawsuits and administrative proceedings. Provisions are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss considers available evidence, the hierarchy of laws, former court decisions, and their legal significance, as well as the legal counsel’s opinion.

The provision mainly represents management’s best estimate of the Group’s future liability in respect of civil and labor complaints. Significant judgment by management is required in determining appropriate assumptions, which include the level of complaints expected to be received, of those, the number that will be upheld, and redressed (reflecting legal and regulatory responsibilities, including the determination of liability and the effect of the time bar). The complexity of such matters often requires the input of specialist professional advice in making assessments to produce estimates.

47

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

The amount that is recognized as a provision can also be susceptible to the assumptions made in calculating it. This gives rise to a broad range of potential outcomes that require judgment in determining an appropriate provision level. The Group believes its valuation methods of contingent liabilities are appropriate and consistent through the periods. Management believes that, due to the current quantity of claims and the total amount involved, if different assumptions were used no material impact on the provision would occur.

e) Fair value of financial instruments

The fair value of financial instruments, that can include derivatives that are not traded in active markets and convertible embedded derivatives, is calculated by the Group by using valuation techniques based on assumptions that consider market information and conditions.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value.

Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value. Management’s significant judgment may be required to determine whether certain financial instruments measured at fair value are classified as Level 2 or Level 3. For this determination, the Group considers all available information that market participants use to measure the fair value of the financial instrument, including observable market data, indications of market liquidity and orderliness, and the understanding of the valuation techniques and significant inputs used.

Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

More information about the significant unobservable inputs and other information are disclosed in note 25.

48

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

6. Income and related expenses

a) Interest income and gains (losses) on financial instruments

	2021	2020

Interest income – credit card	375,067	217,505
Interest income - lending	292,701	38,926
Interest income – other assets at amortized cost	66,202	37,833
Interest income and gains (losses) on financial instruments at fair value	312,776	88,658
Financial assets at fair value	309,196	84,819
Other	3,580	3,839
Total interest income and gains (losses) on financial instruments	1,046,746	382,922

The interest income presented above from credit card, lending and other assets at amortized cost represents interest revenue calculated using the effective interest method. Financial assets at fair value comprises interest and the fair value changes on financial assets at fair value.

b) Fee and commission income

	2021	2020

Interchange fees	471,505	254,327
Recharge fees	48,378	15,287
Rewards revenue	26,857	23,524
Late fees	49,951	31,237
Other fee and commission income	65,766	29,836
Customer Program ("NuSócios") (note 1(a))	(11,180)	-
Total fee and commission income	651,277	354,211

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group. Recharge fees comprises the selling price of telecom prepaid credits to customers, net of its acquisition costs.

c) Interest and other financial expenses

	2021	2020

Interest expense on deposits	317,420	87,325
Other interest and similar expenses	49,924	26,599
Interest and other financial expenses	367,344	113,924
49

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

d) Transactional expenses

	2021	2020

Bank slip costs	36,149	46,480
Rewards expenses	36,885	29,624
Credit and debit card network costs	22,705	24,986
Other transactional expenses	21,380	25,725
Total transactional expenses	117,119	126,815

Transactional expenses comprise all the costs that are directly attributable to the payment network cycle. Payment network cycle costs include amounts related to data processing, payment scheme license fees, losses from chargeback relating to the credit and debit card transactions, costs relating to rewards program to fulfill the use of the points by customers, and other costs related to the connection to the payment.

Credit and debit card network costs are related to the payment programs license, which is a variable fee paid to Mastercard and other card programs to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties.

7. Credit loss allowance expenses

	2021	2020

Additions	459,759	312,446
Reversals	(148,158)	(151,676)
Net increase of loss allowance (note 13)	311,601	160,770
Recovery	(22,494)	(18,202)
Credit card receivables	289,107	142,568

Additions	246,044	41,105
Reversals	(53,966)	(14,085)
Net increase of loss allowance (note 14)	192,078	27,020
Recovery	(542)	(103)
Loans to customers	191,536	26,917
Total	480,643	169,485
50

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

8. Operating expenses

	2021
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	70,928	63,833	-	-	134,761
Credit analysis and collection costs	34,026	25,843	-	-	59,869
Customer services	48,122	6,923	-	-	55,045
Salaries and associated benefits	19,898	185,715	7,522	-	213,135
Credit and debit card issuance costs	13,711	25,445	-	-	39,156
Share-based compensation (note 10)	-	225,445	-	-	225,445
Specialized services expenses	-	29,200	-	-	29,200
Other personnel costs	2,253	18,452	277	-	20,982
Depreciation and amortization	1,217	16,122	-	-	17,339
Marketing expenses	-	-	71,775	-	71,775
Others	354	31,923	-	4,097	36,374
Total	190,509	628,901	79,574	4,097	903,081

	2020
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	45,725	29,111	-	-	74,836
Credit analysis and collection costs	21,737	12,352	-	-	34,089
Customer services	34,075	5,488	-	-	39,563
Salaries and associated benefits	13,862	95,060	2,807	-	111,729
Credit and debit card issuance costs	6,074	11,822	-	-	17,896
Share-based compensation (note 10)	-	56,273	-	-	56,273
Specialized services expenses	-	17,429	-	-	17,429
Other personnel costs	1,827	10,121	140	-	12,088
Depreciation and amortization	79	7,351	-	-	7,430
Marketing expenses	-	-	16,479	-	16,479
Others	571	21,017	-	9,535	31,123
Total	123,950	266,024	19,426	9,535	418,935

Infrastructure and data processing costs include technology, non-capitalized software costs, and other related costs, primarily related to the cloud infrastructure used by the Group and other software used in the service of the customers. These costs associated exclusively with customer’s transactions are presented as “Customer support and operations” and the remaining costs as “General and Administrative expenses”. The software costs related to developing new modules are recognized as intangible assets.

51

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Credit analysis and collection costs include fees paid to the credit bureaus and costs related to collection agencies. The credit analysis costs associated with the initial credit analysis of an applicant is presented as “General and administrative expenses” and the remaining is presented as “Customer support and operations".

Customer services primarily include costs with customer services provided by service providers. These costs exclusively related to acquisition of new clients are presented as “General and administrative expenses” and all others are presented as “Customer support and operations”.

Salaries and associated benefit expenses for customer services employees not associated with the acquisition of new clients is presented as “Customer support and operations” and salaries and associated benefit expenses for marketing employees is presented as “Marketing expenses”. All activities from other employees and the activities related to acquisition of new clients performed by customer service employees is presented as “General and administrative expenses”.

Credit and debit card issuance costs include printing, packing, shipping costs and other costs. Costs related to the first issued card to a customer are initially recorded as a “Deferred expenses” asset included in “Other assets” and then amortized. The amortization related to the first card of the customer is presented as “General and administrative expenses” and the remaining costs, including the ones related to subsequent cards, are presented as “Customer support and operations”.

9. Earnings (loss) per share

The following table reflects the net loss and share data used in the basic and diluted earnings per share (“EPS”) calculations:

	2021	2020

Loss attributable to shareholders of the parent company	(164,993)	(171,491)
Total weighted average of ordinary outstanding shares – basic and diluted (in thousands of shares)	1,602,126	1,315,578
Loss per share – basic and diluted (US$)	(0.1030)	(0.1304)
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	334,436	405,394

The Company has instruments that will become ordinary shares upon the exercise, vesting, conversion, or upon the satisfaction of specific conditions related to business combinations. These instruments were considered antidilutive because they would decrease the loss per share. These antidilutive instruments were not included in the weighted number of shares for the diluted earnings per share and they comprise SOPs, RSUs, and Awards described in note 10, preferred and contingent shares described in note 27 and the senior preferred shares described in note 23. The number of shares for all periods presented were adjusted to reflect the 6-for-1 forward share split approved on August 30, 2021 (note 27).

10. Share-based payments

The Group’s employee incentives include share settled awards in the form of stock, offering employees the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”), receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received in respect of the SOPs and RSUs granted is recognized in the statement of profit or loss over the period that employee provides services and according to the vesting conditions. The Group has also issued Awards in 2020 and 2021 that grant shares upon the achievement of market conditions related to the valuation of the Company, and the passage of time for the Awards issued in 2021. RSUs incentive was implemented in 2020 and is expected to be the main incentive going forward.

52

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

At the end of 2016, the subsidiary Nu Pagamentos transferred its SOP plan to its indirect parent company, Nu Holdings, which became the issuer of the SOPs to all its subsidiaries under the program. The strike price of the options was determined in R$ until the transfer of the plan to Nu Holdings and thereafter in US$, accompanying the functional currency of the issuer. The plan was initially approved by the Board of Directors of Nu Pagamentos in July 2013. On January 30, 2020, Nu Holdings approved its Omnibus Incentive Plan which included the issuance of RSUs.

SOPs and RSUs are issued as part of the performance cycle and as a signing bonus. Over time, SOPs and RSUs have been issued with different vesting periods. Once vested, the options can be exercised up to 10 years after the grant date.

The overall cost of the grants is calculated using the number of SOPs and RSUs expected to vest and their fair values at the date of the grant. The number of SOPs and RSUs expected to vest considers the likelihood that service conditions included in the terms of the awards will be met and it is based on historical forfeiture. Failure to meet the vesting condition is treated as a forfeiture, resulting in ceasing the recognition of the expense.

The fair value of SOPs granted is determined based on a Black-Scholes option-pricing model. The Black-Scholes option-pricing model considers the exercise price of the option, the share price at the grant date, the expected term, the risk-free interest rate, the expected volatility of the share, and other relevant factors. The expected term of the SOPs is calculated based on the mid-point between the weighted-average time to vesting and the contractual maturity because the Group does not have significant historical post-vesting activity. The expected terms for SOPs with vesting periods of 4 and 5 years are 6.25 and 6.50 years, respectively.

The terms and conditions of the RSUs plans require the Group to withhold shares from the settlement to its employees to settle the employee’s tax obligation. Accordingly, the Group settles the transaction on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and issues the remaining shares to the employee on the vesting date. The employee’s tax obligation associated with the RSUs is calculated substantially based on the expected employee's personal tax rate and the fair value of the shares on the vesting date. In addition, for the countries where the Group is required to pay taxes and social wages charges, the Group recognizes expenses related to corporate taxes and social wages on the applicable awards, calculated mainly by applying the taxes rates to the fair value of the ordinary shares at the reporting dates, and presents them as "Share-based compensation" within "General and administrative expenses" in the consolidated statements of profit or loss.

On July 5, 2021, the Company issued class A ordinary shares pursuant to the achievement of market conditions determined on the Awards granted in 2020. The Awards granted on November 22, 2021, still outstanding, require certain service conditions from the Group's Chief Executive Officer (CEO) and determine that after 5 years following their grant, a number of class A ordinary shares equivalent to 1% of the total number of shares (on an as-converted, fully diluted basis and calculated immediately after the occurrence of the market conditions described herein) will be issued if the volume-weighted average price per class A ordinary share for a period of 60 consecutive trading days is (a) equal to or greater than US$18.69, and (b) is equal or greater than US$35.30 per share. As a result, the Company may issue up to 2% of the number of shares on a fully diluted basis; and the price per share will be adjusted in the event of any share splits, share dividends, combinations, subdivisions, recapitalizations or the like.

53

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

The fair value of the Awards was determined using a Monte Carlo simulation model. The Monte Carlo model considers the expected time until the market condition is satisfied, the share price at the grant date, the risk-free interest rate, the expected volatility of the share, and other relevant factors. The vesting period reflects the estimate of the length to when the Company reaches the valuation determined by the market condition and will not be subsequently revised. The expenses will be recorded during the vesting period irrespective of whether that market condition is satisfied.

The expected life of the SOPs was calculated as described above and is not necessarily indicative of exercise patterns that may occur. The expected volatility was calculated, up to 2018, based on a hypothetical peer-leveraged volatility based on available data reflecting small-cap Brazilian companies through the Ishares MSCI Brazil Small-Cap ETF ("EWZS”) due to available peers having short trading histories, and after 2019, on a leverage-adjusted peer-based volatility. The volatility reflects the assumption that the historical volatility over a period similar to the life of the stock options or to the Award over the expected time until the market condition is satisfied is indicative of future trends, which may not necessarily be the actual outcome.

Before the IPO date, the share price used as an input to the Black-Scholes and Monte Carlo models and for the RSUs was calculated using one or a combination of a discounted cash flow model ("CFM") and an option pricing model ("OPM") based substantially on the previous preferred share price transactions. The dividend was determined to be zero because the Company does not expect to pay it in the foreseeable future, and the holders of SOPs, RSUs and Awards do not have rights to dividends. The Company applied a discount for the lack of marketability, calculated based on a Finnerty model, to the results of the models to reflect the lack of publicly or active market for selling the shares. After the IPO date, the fair value of RSUs granted is determined based on the publicly traded price.

Neither the Company nor any of its subsidiaries hedge the risks related to share-based payments derived from the increase in expenses due to the issuance of new grants or appreciation of the share value of the Company. There were no changes to the terms and conditions of the SOPs, RSUs and Awards after the grant date.

The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	2021	WAEP (US$)	2020	WAEP (US$)

Outstanding on January 1	42,515,821	1.58	51,034,938	0.91
Granted during the year	1,141,362	23.75	3,376,767	9.92
Exercised during the year	(18,822,551)	0.38	(6,804,750)	0.24
Forfeited during the year	(853,059)		(5,091,134)
Balances before 6-for-1 forward share split	23,981,573	3.01	42,515,821	1.58
Issuance of options due to 6-for-1 forward split (note 27)	119,907,866
Outstanding on December 31	143,889,439	0.50	42,515,821	1.58
Exercisable on December 31	101,416,310	0.20	30,190,826	0.56

54

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

RSUs	2021	WAGDFV (US$)	2020	WAGDFV (US$)

Outstanding on January 1	5,294,454	10.47	-
Granted during the year	13,103,243	36.65	6,048,335	10.45
Vested during the year	(3,092,289)	15.06	(430,680)	10.46
Forfeited during the year	(1,817,919)		(323,201)
Balances before 6-for-1 forward share split	13,487,489	28.91	5,294,454	10.47
Issuance of RSUs due to 6-for-1 forward split (note 27)	67,437,448
Outstanding on December 31	80,924,937	4.82	5,294,454	10.47

The following table presents the total amount of share-based compensation granted, the related expenses and provision for taxes as of December 31, 2021, and 2020.

	2021	2020
	US$	US$
Share-based payments granted, net of shares withheld for employee taxes	139,025	40,861
Share-based compensation expenses	225,445	56,273
Liability provision for taxes presented as salaries, allowances and social security contributions	61,772	10,334

The following table presents additional information relating to the SOP characteristics and the valuation model:

	2021	2020

Weighted average fair value of options granted during the year (US$)*	2.58	7.45
Weighted average share fair value of options granted during the year (US$)*	3.97	10.53
Exercised price of options granted during the year (US$)*	3.98	6.70 to 10.4
Expected volatility of options issued during the year (%)	72.5 and 75.0	69.5 and 77.9
Risk–free interest rate p.y. (%)	0.5	1.3 to 1.7
Weighted average share price of options exercised during the year (US$)*	3.98	10,6

Range of exercise prices remaining at year end (US$)
Zero to US$ 3.0	95.0%	90.8%
US$ 3.1 to US$ 6.0	5.0%	-
US$ 6.1 to US$ 10.0	-	2.3%
US$ 10.1 to US$ 50.0	-	6.9%
US$ 50.1 to US$ 100.0	-	-
US$ 100.1 and above	-	-

Total cash to be received upon exercise of SOPs outstanding at year end
Vested	20,779	16,761
Unvested	51,367	50,375

Weighted remaining contractual life (in years)	5.7	6.0

(*) After the 6-for-1 forward share split.

The following table presents additional information relating to the RSUs and Awards characteristics and the valuation model:

55

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2021	2020
Most relevant vesting periods for the grants outstanding
3 years	49.7%	57.3%
5 years	44.5%	35.0%
Volatility (%)	68.0 to 75.0	62.4 to 74.2
Discount for the lack of marketability (%)	17.0 to 19.0	21.4 to 23.0
Risk free interest rate (%)	0.06 to 0.11	0.41
Awards vesting period	Up to 7.4 years	Up to 4.5 years

11. Cash and cash equivalents

	2021	2020
Reverse repurchase agreement in foreign currency	1,115,805	1,783,988
Short-term investments	1,412,901	407,520
Bank balances	174,142	142,934
Other cash and cash equivalents	2,827	9,338
Total	2,705,675	2,343,780

Cash and cash equivalents are held to meet short-term cash needs and includes deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

The reverse repurchase agreements and short-term investments are mainly in Brazilian Reais, and its average rate of remuneration as of December 31, 2021, and 2020 is substantially 98.7% and 100% of the Brazilian CDI rate, respectively, which is set daily and represents the average rate at which Brazilian banks were willing to borrow/lend to each other for one day.

12. Securities

a) Financial instruments at FVTPL

	2021							2020
					Breakdown by maturity
Financial instruments at FVTPL	Yield	Maturity	Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds
Brazil (i)	~ 106.3% of CDI rate	01/22 - 09/27	571,467	571,753	-	17,132	554,621	4,137,224
Total government bonds			571,467	571,753	-	17,132	554,621	4,137,224

Corporate bonds and other instruments
Bill of credit (LC)	118% - 139% CDI	01/22	14	14	-	14	-	23
Certificate of bank deposits (CDB)	4.6% - 13.0% p.a. 105% - 140% CDI IPCA+ 0.8% - 7.5%	01/22 - 10/30	81,796	81,810	76,688	5,122	-	-
Real estate and agribusiness letter of credit (CRIs/CRAs)	98.5% - 99% CDI IPCA+ 4.6197% - 5.50%	04/26 - 09/35	1,520	1,508	-	1,508	-	-
Corporate bonds and debentures	0.66% - 5.27% p.y.	01/23 - 01/36	120,340	120,859	-	956	119,903	-
Equity instrument (iii)	n/a	n/a	11,211	30,735	30,735	-	-	-
Investment funds (ii)	~ 86.1% of CDI rate	n/a	12,059	9,125	9,125	-	-	150,030
Stocks issued by public-held company	n/a	n/a	158	158	158	-	-	-
Total corporate bonds and other instruments			227,098	244,209	116,706	7,600	119,903	150,053
Total financial instruments at FVTPL			798,565	815,962	116,706	24,732	674,524	4,287,277

56

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2021		2020
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$
Currency:
Brazilian reais	3,718,139	666,835	22,287,409	4,287,277
American dollars	118,392	118,392	-	-
Indian rupee	2,364,231	30,735	-	-
Total		815,962		4,287,277

i) Includes US$17,296 (US$1,534,858 on 12/31/2020) held by the subsidiaries for regulatory purposes, as required by the Brazilian Central Bank. It also includes Brazilian government securities margins pledged by the Group for transactions on the Brazilian stock exchange in the amount of US$116,254 (US$112,412 on 12/31/2020). Government bonds are mainly composed of Financial Treasury Bills ("LFTs"), National Treasury Bills ("LTNs") and National Treasury Notes ("NTNs"), classified as Level 1 in the fair value hierarchy, as described in note 25.

As described in note 4, the Group began holding financial assets in a held-to-collect-and-sell business model during 2021; therefore, part of Brazilian government bonds is classified as FVTOCI and are shown in the tables below.

(ii) Refers to investments in funds in which assets are mostly Brazilian sovereign bonds. The fair value of these investments is determined based on the quota value, and these instruments are classified as level 2 in the fair value hierarchy. Such investments are indexed to the Brazilian CDI rate and had an average return of 86.1% of the Brazilian CDI rate in the year ended December 31, 2021 (89.5% during 2020).

(iii) Refers to an investment in Jupiter, a neobank for consumers in India. As of December 31, 2021, the fair value changes of this investment amounted to US$19,524 and are presented as "Other income (expenses)" in the statement of profit or loss.

b) Financial instruments at FVTOCI

			2021
					Maturities
Financial instruments at FVTOCI	Yield	Maturity	Cost	Fair Value	No maturity	Up to 12 months	Over 12 months
Government bonds
Brazil (i)	~ 106.3% of CDI rate	01/22 - 09/27	6,071,826	6,074,435	-	2,070,674	4,003,761
United States	0.02% - 1.05% fixed	02/22 - 04/25	829,969	830,124	-	830,124	-
Colombia	2.42% fixed	02/24	504	504	-	504	-
Total government bonds			6,902,299	6,905,063	-	2,901,302	4,003,761

Corporate bonds and other instruments
Debentures	IPCA + 4,9173%	03/36	939	924	-	-	924
Investment funds	CDI+ 3.95% - CDI+ 5.20%	n/a	137,759	137,759	137,759	-	-
Time deposit	0.30% - 0.80% p.y.	2/22 - 10/22	1,119,706	1,119,682	-	1,119,682	-
Total corporate bonds and other instruments			1,258,404	1,258,365	137,759	1,119,682	924
Total financial instruments at FVTOCI			8,160,703	8,163,428	137,759	4,020,984	4,004,685

57

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2021
	Amounts in
Financial instruments at FVTOCI	Original Currency	US$
Currency:
Brazilian reais	34,643,103	6,213,118
American dollars	1,950,310	1,950,310
Total		8,163,428

(i) Includes US$2,082,519 held by certain subsidiaries for regulatory purposes, as required by the Brazilian Central Bank. Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 25.

13. Credit card receivables

a) Composition of receivables

	2021	2020

Receivables - current (i)	2,341,492	1,475,417
Receivables - installments (i)	2,483,647	1,443,793
Receivables - revolving (ii)	337,014	199,662
Total receivables	5,162,153	3,118,872

Credit card ECL allowance
Presented as deduction of receivables	(381,633)	(209,965)
Presented as "Other liabilities"	(9,046)	(7,577)
Total credit card ECL allowance	(390,679)	(217,542)
Receivables, net	4,771,474	2,901,330
Total receivables presented as assets	4,780,520	2,908,907

(i) Current receivables are related to purchases made by customers due on the next credit card billing date. “Receivables – installments” is related to purchases in installments (“parcelado” in Brazil) which are financed by the merchant. With this product, the cardholder's purchase is paid in up to 12 equal monthly installments. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder’s subsequent monthly credit card statements. The Group makes the corresponding payments to the credit card network (see note 19) following a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables – installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate (“fatura parcelada”).

(ii) Revolving receivables are amounts due from customers that have not paid in full their credit card bill. Customers may request to convert these receivables in loans to be paid in installments. In accordance with Brazilian regulation, revolving balances that are outstanding for more than 2 months are mandatorily converted into “fatura parcelada” - a type of installment loan which is settled through the customer’s monthly credit card bills.

58

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

b) Breakdown by maturity

	2021		2020
	Amount	%	Amount	%
Installments overdue by:
<= 30 days	77,527	1.5%	29,512	0.9%
30 < 60 days	34,476	0.7%	9,109	0.3%
60 < 90 days	26,747	0.5%	9,369	0.3%
> 90 days	138,380	2.7%	98,573	3.2%
Total overdue installments	277,130	5.4%	146,563	4.7%

Installments not overdue due in:
<= 30 days	2,401,149	46.5%	1,418,770	45.5%
30 < 60 days	904,864	17.5%	587,550	18.8%
> 60 days	1,579,010	30.6%	965,989	31.0%
Total not overdue installments	4,885,023	94.6%	2,972,309	95.3%
Total	5,162,153	100.0%	3,118,872	100.0%

Overdue installments consist mainly of revolving balances, and not overdue installments consist mainly of future bill installments ("parcelado").

c) Credit loss allowance - by stages and stage 2 triggers

As of December 31, 2021, the credit card ECL allowance totaled US$390,679 (US$217,542 on December 31, 2020). The provision is provided by a model estimation, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables coverage ratio is also monitored, to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator. It is monitored across multiple committees, supporting the decision-making process and is discussed in the primary credit forums along with the Group.

All receivables are classified through stages, as described in note 4(a).

Distribution within the stages as of December 31, 2021, showed a lower concentration in stage 1 portfolio, increasing the concentration in the riskier stages when compared to December 31, 2020, indicating the portfolio risk is returning to pre-COVID-19 levels (see item (f) about COVID-19 impacts) with the majority of the Group's credit card portfolio being classified as stage 1, followed by stages 2 and 3, respectively.

	2021
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)
Stage 1	4,525,689	87.7%	127,358	32.6%	2.8%

Stage 2	440,105	8.5%	126,392	32.4%	28.7%
Absolute Trigger (Days Late)	131,409	29.9%	61,844	48.9%	47.1%
Relative Trigger (PD deterioration)	308,696	70.1%	64,548	51.1%	20.9%

Stage 3	196,359	3.8%	136,929	35.0%	69.7%
Total	5,162,153	100.0%	390,679	100.0%	7.6%

59

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2020
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)
Stage 1	2,799,999	89.8%	79,296	36.5%	2.8%

Stage 2	202,673	6.5%	60,391	27.8%	29.8%
Absolute Trigger (Days Late)	50,375	24.9%	22,172	36.7%	44.0%
Relative Trigger (PD deterioration)	152,298	75.1%	38,219	63.3%	25.1%

Stage 3	116,200	3.7%	77,855	35.7%	67.0%
Total	3,118,872	100.0%	217,542	100.0%	7.0%

As of December 31, 2021, and 2020, most of the stage 2 exposure arose from contracts that had a significant increase in their probabilities of default (PDs). Stage 2 exposure concentration is higher on December 31, 2021, compared with December 31, 2020, following the movements of risk observed in the portfolio as described in item (f) Credit loss allowance - COVID-19 impacts.

d) Credit loss allowance - by credit quality vs. stages

	2021
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	3,755,666	72.8%	40,480	10.4%	1.1%
Stage 1	3,754,626	100.0%	40,435	99.9%	1.1%
Stage 2	1,040	0.0%	45	0.1%	4.3%

Satisfactory (5% <= PD <= 20%)	804,608	15.6%	71,149	18.2%	8.8%
Stage 1	675,507	84.0%	57,102	80.3%	8.5%
Stage 2	129,101	16.0%	14,047	19.7%	10.9%

Higher Risk (PD > 20%)	601,879	11.6%	279,050	71.4%	46.4%
Stage 1	95,556	15.9%	29,821	10.7%	31.2%
Stage 2	309,964	51.5%	112,300	40.2%	36.2%
Stage 3	196,359	32.6%	136,929	49.1%	69.7%
Total	5,162,153	100,0%	390,679	100,0%	7.6%

60

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2020
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	2,524,909	81.0%	40,629	18.7%	1.6%
Stage 1	2,523,792	100.0%	40,540	99.8%	1.6%
Stage 2	1,117	0.0%	89	0.2%	8.0%

Satisfactory (5% <= PD <= 20%)	320,492	10.3%	39,089	18.0%	12.2%
Stage 1	244,979	76.4%	28,645	73.3%	11.7%
Stage 2	75,513	23.6%	10,444	26.7%	13.8%

Higher Risk (PD > 20%)	273,471	8.7%	137,824	63.3%	50.4%
Stage 1	31,228	11.4%	10,111	7.3%	32.4%
Stage 2	126,043	46.1%	49,858	36.2%	39.6%
Stage 3	116,200	42.5%	77,855	56.5%	67.0%
Total	3,118,872	100.0%	217,542	100.0%	7.0%

The credit quality classification is grouped in three categories based on its probability of default (PD) at the reporting date, as shown in the table below:

	Stage 1 and 2		Stage3
Default grade	Probability of default	Credit quality description	Probability of default	Credit quality description
1	<1%	Strong
2	1.0% to 5.0%	Strong
3	5.0% to 20.0%	Satisfactory
4	20.0% to 35.0%	Higher Risk
5	>35%	Higher Risk	100%	Higher Risk

Although a deterioration can be observed in the credit quality distribution, explained mainly by aforementioned risk normalization following the initial impacts of COVID-19, there is still a significant concentration of receivables at stage 1 based on credit quality. Receivables with satisfactory risk are distributed between stages 1 and 2, mostly at stage 1.

Defaulted assets (stage 3) are classified as higher risk, which also accounts for a large proportion of stage 2 exposure. Stage 1 receivables classified as higher risk are those customers with low credit risk scores.

e) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

61

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2021
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at beginning of year	79,296	60,391	77,855	217,542
Transfers from Stage 1 to Stage 2	(10,514)	10,514	-	-
Transfers from Stage 2 to Stage 1	17,840	(17,840)	-	-
Transfers to Stage 3	(7,023)	(13,176)	20,199	-
Transfers from Stage 3	151	70	(221)	-
Write-offs	-	-	(118,518)	(118,518)
Net increase of loss allowance	54,096	92,658	164,847	311,601
New originations (a)	94,367	9,547	3,979	107,893
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(41,486)	81,867	160,549	200,930
Changes to models used in calculation (b)	1,215	1,244	319	2,778
Effect of changes in exchange rates (OCI)	(6,488)	(6,225)	(7,233)	(19,946)
Loss allowance at end of the year	127,358	126,392	136,929	390,679

	2020
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at beginning of year	68,437	75,531	79,929	223,897
Transfers from Stage 1 to Stage 2	(4,252)	4,252	-	-
Transfers from Stage 2 to Stage 1	27,974	(27,974)	-	-
Transfers to Stage 3	(3,929)	(11,252)	15,181	-
Transfers from Stage 3	246	129	(375)	-
Write-offs	-	-	(116,856)	(116,856)
Net increase of loss allowance	6,154	36,643	117,973	160,770
New originations (a)	27,727	2,421	1,376	31,524
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(9,593)	33,474	104,248	128,129
Changes to models used in calculation (b)	(11,980)	748	12,349	1,117
Effect of changes in exchange rates (OCI)	(15,334)	(16,938)	(17,997)	(50,269)
Loss allowance at end of the year	79,296	60,391	77,855	217,542

(a) Considers all accounts originated from the beginning to the end of the year. ECL effects presented in the table were calculated as if risk parameters at the beginning of the year were applied.

(b) Relates to methodology changes that occurred during the year, reflecting observed risks extending over a period, according to the Group’s processes of model monitoring.

The following tables present changes in the gross carrying amount of the credit card portfolio to help explain their effects to the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

62

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2021
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	2,799,999	202,673	116,200	3,118,872
Transfers from Stage 1 to Stage 2	(168,654)	168,654	-	-
Transfers from Stage 2 to Stage 1	73,448	(73,448)	-	-
Transfers to Stage 3	(72,328)	(41,112)	113,440	-
Transfers from Stage 3	156	68	(224)	-
Write-offs	-	-	(120,071)	(120,071)
Net change of gross carrying amount	2,145,118	205,148	97,356	2,447,622
Effect of changes in exchange rates (OCI)	(252,050)	(21,878)	(10,342)	(284,270)
Gross carrying amount at end of the year	4,525,689	440,105	196,359	5,162,153

	2020
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	2,484,556	389,734	136,131	3,010,421
Transfers from Stage 1 to Stage 2	(79,734)	79,734	-	-
Transfers from Stage 2 to Stage 1	162,232	(162,232)	-	-
Transfers to Stage 3	(43,582)	(49,951)	93,533	-
Transfers from Stage 3	435	226	(661)	-
Write-offs	-	-	(116,856)	(116,856)
Net change of gross carrying amount	839,461	31,990	34,640	906,091
Effect of changes in exchange rates (OCI)	(563,369)	(86,828)	(30,587)	(680,784)
Gross carrying amount at end of the year	2,799,999	202,673	116,200	3,118,872

f) Credit loss allowance - COVID-19 impacts

Throughout the 2020 and 2021 years, Brazilian government responses to the COVID-19 pandemic, including the "Emergency Aid", changed the portfolio credit behavior, reducing delinquency and improving other risk indicators at year end.

In 2021, the effects of the pandemic in Brazil improved as more segments of the population had access to the vaccine in turn, allowing some level of normalization of the economic activity, especially in the second half of the year. In parallel, the Brazilian Government ended the "Emergency Aid" program in December 2021, which had been paid since April 2021 at lower levels in comparison with 2020.

As a consequence of the improving economic activity and lower government stimulus, the portfolio had started to show some signs of risk increasing, reverting to pre-COVID-19 levels, leading to a concentration of 72.8% of the portfolio classified as strong (PD < 5%) segment as of December 31, 2021, compared with 81.0% on December 31, 2020.

Although the “Emergency Aid” ended, the Government strengthened the pre-pandemic existing welfare programs, enlarging not only the number of families assisted, but also ensuring higher values guaranteed to be paid, at least, until the end of 2022.

63

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

The Group expects that a more positive scenario arises both from the improvement in the health crisis and new government welfare programs, but there is still uncertainty about the Group’s risk indicator trends, due to new COVID-19 variants and subsequent changes in the welfare and "Emergency Aid" programs post 2022 elections. Given this scenario, the post-model adjustment continues to be applied, but at a lower level when compared with December 31, 2020. The total amount of the post-model adjustment for December 31, 2021, was US$9,043 (US$48,809 as of December 31, 2020), as shown in note 5(a).

The Group continues to monitor the macro economic trends and the government responses to it and its effects on Nu’s customer behavior.

14. Loans to customers

a) Breakdown of receivables

	2021	2020
Lending to individuals	1,392,350	200,904
Loan ECL allowance	(197,536)	(26,210)
Total	1,194,814	174,694

b) Breakdown by maturity

The following table shows loans to customers by maturity on December 31, 2021, and 2020, considering each installment individually.

	2021
	Installments overdue				Installments not overdue					%
	<60 days	>60 days	Total	%	Due in less than 1 year	%	Due between 1 and 5 years	%	Total	%
Installment loans to individuals	22,371	25,168	47,539	3%	1,155,760	84%	189,051	13%	1,392,350	100%
Total	22,371	25,168	47,539	3%	1,155,760	84%	189,051	13%	1,392,350	100%

Of which:	22,371	25,168	47,539	3%	1,155,760	84%	189,051	13%	1,392,350	100%
Fixed interest rate	22,371	25,168	47,539	3%	1,155,760	84%	189,051	13%	1,392,350	100%

	2020
	Installments overdue				Installments not overdue
	<60 days	>60 days	Total	%	Due in less than 1 year	%	Due between 1 and 5 years	%	Total	%
Installment loans to individuals	2,370	4,999	7,369	3%	170,077	85%	23,458	12%	200,904	100%
Total	2,370	4,999	7,369	3%	170,077	85%	23,458	12%	200,904	100%

Of which:	2,370	4,999	7,369	3%	170,077	85%	23,458	12%	200,904	100%
Fixed interest rate	2,370	4,999	7,369	3%	170,077	85%	23,458	12%	200,904	100%
64

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

c) Credit loss allowance - by stages and stage 2 triggers

The tables below show the credit loss allowance by stages as of December 31, 2021, and 2020.

	2021
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio
Stage 1	1,129,522	81.1%	68,926	34.9%	6.1%

Stage 2	200,040	14.4%	72,935	36.9%	36.5%
Absolute Trigger (Days Late)	39,510	19.8%	31,615	43.3%	80.0%
Relative Trigger (PD deterioration)	160,530	80.2%	41,320	56.7%	25.7%

Stage 3	62,788	4.5%	55,675	28.2%	88.7%
Total	1,392,350	100.0%	197,536	100,0%	14.2%

	2020
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio
Stage 1	168,744	84.0%	10,532	40.2%	6.2%

Stage 2	22,634	11.3%	7,136	27.2%	31.5%
Absolute Trigger (Days Late)	3,819	16.9%	2,873	40.3%	75.2%
Relative Trigger (PD deterioration)	18,815	83.1%	4,263	59.7%	22.7%

Stage 3	9,526	4.7%	8,542	32.6%	89.7%
Total	200,904	100.0%	26,210	100.0%	13.0%

The lending product experienced significant growth throughout 2021. In addition, as the loan portfolio matures, the distribution in the riskier stages increases.

d) Credit loss allowance - by credit quality vs stages

	2021
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	424,161	30.5%	4,196	2.1%	1.0%
Stage 1	409,899	96.6%	4,002	95.4%	1.0%
Stage 2	14,262	3.4%	194	4.6%	1.4%

Satisfactory (5% <= PD <= 20%)	700,164	50.3%	47,779	24.2%	6.8%
Stage 1	656,647	93.8%	44,797	93.8%	6.8%
Stage 2	43,517	6.2%	2,982	6.2%	6.9%

Higher Risk (PD > 20%)	268,025	19.2%	145,561	73.7%	54.3%
Stage 1	62,976	23.5%	20,127	13.8%	32.0%
Stage 2	142,261	53.1%	69,759	47.9%	49.0%
Stage 3	62,788	23.4%	55,675	38.3%	88.7%
Total	1,392,350	100.0%	197,536	100.0%	14.2%
65

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2020
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	66,754	33.2%	947	3.6%	1.4%
Stage 1	66,607	99.8%	939	99.2%	1.4%
Stage 2	147	0.2%	8	0.8%	5.4%

Satisfactory (5% <= PD <= 20%)	99,909	49.7%	8,416	32.1%	8.4%
Stage 1	97,421	97.5%	8,175	97.1%	8.4%
Stage 2	2,488	2.5%	241	2.9%	9.7%

Higher Risk (PD > 20%)	34,241	17.1%	16,847	64.3%	49.2%
Stage 1	4,716	13.8%	1,418	8.4%	30.1%
Stage 2	19,998	58.4%	6,888	40.9%	34.4%
Stage 3	9,527	27.8%	8,541	50.7%	89.7%
Total	200,904	100.0%	26,210	100.0%	13.0%

Most of the credit quality of this portfolio is classified as satisfactory, followed by strong and higher risk loans. Receivables with satisfactory and strong risk have a high distribution of stage 1.

Origination continues to grow with the gross carrying amount increasing by 593% in comparison to December 31, 2020.

Credit quality classification is grouped in three categories based on the probability of default (PD) at the reporting date, as shown in the table below:

	Stage 1 and 2		Stage3
Default grade	Probability of default	Credit quality description	Probability of default	Credit quality description
1	<1%	Strong
2	1.0% to 5.0%	Strong
3	5.0% to 20.0%	Satisfactory
4	20.0% to 35.0%	Higher Risk
5	>35%	Higher Risk	100%	Higher Risk

e) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the provision for credit losses by the stages of the financial instruments.

66

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2021
	Stage 1	Stage 2	Stage 3	Total

Loss allowance at beginning of year	10,532	7,136	8,542	26,210
Transfers from Stage 1 to Stage 2	(780)	780	-	-
Transfers from Stage 2 to Stage 1	685	(685)	-	-
Transfers to Stage 3	(1,212)	(904)	2,116	-
Transfers from Stage 3	16	142	(158)	-
Write-offs	-	-	(13,223)	(13,223)
Net increase of loss allowance	62,363	69,152	60,563	192,078
New originations (a)	159,299	28,281	6,237	193,817
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(93,269)	35,759	54,297	(3,213)
Changes to models used in calculation (b)	(3,667)	5,112	29	1,474
Effect of changes in exchange rates (OCI)	(2,678)	(2,686)	(2,165)	(7,529)
Loss allowance at end of the year	68,926	72,935	55,675	197,536

	2020
	Stage 1	Stage 2	Stage 3	Total

Loss allowance at beginning of year	1,300	2,072	1,618	4,990
Transfers from Stage 1 to Stage 2	(54)	54	-	-
Transfers from Stage 2 to Stage 1	346	(346)	-	-
Transfers to Stage 3	(164)	(176)	340	-
Transfers from Stage 3	-	6	(6)	-
Write-offs	-	-	(4,525)	(4,525)
Net increase of loss allowance	9,462	6,030	11,528	27,020
New originations (a)	19,354	2,600	716	22,670
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(11,118)	3,038	10,609	2,529
Changes to models used in calculation (b)	1,226	392	203	1,821
Effect of changes in exchange rates (OCI)	(358)	(504)	(413)	(1,275)
Loss allowance at end of the year	10,532	7,136	8,542	26,210

(a) Considers all accounts originated from the beginning to the end of the year. ECL effects presented in the table were calculated as if risk parameters at the beginning of the year were applied.

(b) Relates to methodology changes that occurred during the year, reflecting observed risks extending over a period, according to the Group’s processes of model monitoring.

The following tables further explains changes in the gross carrying amount of the loan portfolio to help explain the changes in the loss allowance for the same portfolio as discussed above. “Net increase of gross carrying amount” includes the principal issuances net of payments or interest recognized net of payment.

67

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2021
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	168,744	22,634	9,526	200,904
Transfers from Stage 1 to Stage 2	(8,535)	8,535	-	-
Transfers from Stage 2 to Stage 1	3,279	(3,279)	-	-
Transfers to Stage 3	(11,069)	(3,324)	14,393	-
Transfers from Stage 3	18	160	(178)	-
Write-offs	-	-	(14,676)	(14,676)
Net increase of gross carrying amount	1,020,838	182,800	56,160	1,259,798
Effect of changes in exchange rates (OCI)	(43,753)	(7,486)	(2,437)	(53,676)
Gross carrying amount at end of the year	1,129,522	200,040	62,788	1,392,350

	2020
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	44,513	16,335	2,166	63,014
Transfers from Stage 1 to Stage 2	(1,951)	1,951	-	-
Transfers from Stage 2 to Stage 1	2,621	(2,621)	-	-
Transfers to Stage 3	(2,997)	(1,314)	4,311	-
Transfers from Stage 3	-	8	(8)	-
Write-offs	-	-	(4,525)	(4,525)
Net increase of gross carrying amount	137,483	12,013	8,123	157,619
Effect of changes in exchange rates (OCI)	(10,925)	(3,738)	(541)	(15,204)
Gross carrying amount at end of the year	168,744	22,634	9,526	200,904

f) Credit loss allowance - COVID-19 impacts

Similar to the credit card portfolio (note 13(f)), the Group expects that a more positive scenario arises both from the improvement in the health crisis and new Government welfare programs, but there is still uncertainty about the Group’s risk indicator trends, due to new COVID-19 variants and subsequent changes in the welfare and "Emergency Aid" programs post 2022 elections. Given this scenario, the post-model adjustment continues to be applied, but at a lower level when compared with December 31, 2020. The total amount of the post-model adjustment for December 31, 2021, was US$1,929 (US$2,307 as of December 31, 2020), as shown in note 5(a).

The Group continues to monitor the macro economic environment and its effects on changes in Nu’s personal loan customer behavior.

68

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

15. Other assets

	2021	2020

Deferred expenses (i)	76,183	24,953
Taxes recoverable	71,865	31,702
Advances to suppliers and employees	23,958	10,192
Prepaid expenses	15,958	8,301
Judicial deposits (note 21)	17,480	16,440
Other assets	77,820	31,907
Total	283,264	123,495

(i) Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s useful life, adjusted for any cancellations.

16. Derivative financial instruments

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified as at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income (loss). The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecast transactions related to the cloud infrastructure and certain software licenses used by Nu.

	2021
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Future	3,671,709	10	(462)
Currency exchange rate contracts - Future	116,075	-	(3,899)
Forward contracts	83,155	81,528	(82,775)
Warrants (i)	65,000	19,756	-

Derivatives held for hedging
Designated as cash flow hedges
Exchange rate contracts - Future	77,115	-	(135)
Interest rate contracts - Swap	9,523	24	(7)
Total	4,022,577	101,318	(87,278)
69

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2020
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Future	2,964,368	5	(2,421)
Currency exchange rate contracts - Future	65,961	27	(217)
Interest rate contracts - Swap	10,214	48	-

Derivatives held for hedging
Designated as cash flow hedges
Exchange rate contracts - Future	44,140	-	(145)
Embedded derivatives in convertible instruments	-	-	(72,521)
Total	3,084,683	80	(75,304)

Futures contracts are traded on the B3, having B3 as the counterparty.

Swap contracts are settled on a daily basis and are traded over the counter with financial institutions as counterparties. The total value of margins pledged by the Group in transactions on the stock exchange was exhibited in note 12.

Nu Servicios entered into deliverable forward contracts to hedge intercompany loans with Nu MX in US dollars.

(i) Warrants

In September 2021, Nu entered into an agreement with Creditas Financial Solutions Ltd. (and/or its affiliates in Latin America, or together, “Creditas”) through which Nu will distribute certain financial products offered by Creditas to its customers in Latin America. These include affordable retail collateralized loans, such as home and auto equity loans, auto financing, motorcycle financing and payroll loans.

The agreement also provides that Nu will invest up to US$200,000 in Creditas’ securitization vehicles, becoming the holder of the senior quotas of the fund. Nu was granted warrants that provide the right to acquire an equity interest equivalent to up to 7.7% of Creditas, on a fully diluted basis, under a pre-agreed valuation, proportional to fifty percent of the amount invested in the securitization vehicles and products distributed. As of December 31, 2021, US$130,000 was already invested in the securitization vehicles, shown as “investment funds” on note 12, and, consequently, US$65,000 was shown as notional in the table above. Nu can exercise the option at any time, but the expiration date is 2 years after the issuance date.

As of December 31, 2021, the warrants fair value amounts to US$19,756, was calculated using a Black Scholes model, and is classified as level 3 on the fair value hierarchy, as shown in note 25.

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

70

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2021
	Up to 3 months	3 to 12 months	Over 12 months	Total

Assets
Interest rate contracts - Future	775,002	24,755	71	799,828
Exchange rate contracts - Future	116,074	-	-	116,074
Forward contracts	83,155	-	-	83,155
Warrants	-	-	65,000	65,000
Total assets	974,231	24,755	65,071	1,064,057

Liabilities
Interest rate contracts - Future	1,668,284	864,989	338,609	2,871,882
Exchange rate contracts - Future	77,115	-	-	77,115
Interest rate contracts - Swap	-	-	9,523	9,523
Total liabilities	1,745,399	864,989	348,132	2,958,520
Total	2,719,630	889,744	413,203	4,022,577

	2020
	Up to 3 months	3 to 12 months	Over 12 months	Total

Assets
Interest rate contracts - Future	368,048	143,381	3,488	514,917
Exchange rate contracts - Future	110,101	-	-	110,101
Total assets	478,149	143,381	3,488	625,018

Liabilities
Interest rate contracts - Future	39,393	242,931	2,167,127	2,449,451
Exchange rate contracts - Future	-	-	10,214	10,214
Total liabilities	39,393	242,931	2,177,341	2,459,665
Total	517,542	386,312	2,180,829	3,084,683

The table below shows the breakdown by maturity of the fair value amounts:

71

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2021
	Up to 12 months	Over 12 months	Total
Assets
Interest rate contracts - Future	2	8	10
Exchange rate contracts - Future	24	-	24
Forward contracts	81,528	-	81,528
Warrants	-	19,756	19,756

Liabilities
Interest rate contracts - Future	(69)	(393)	(462)
Exchange rate contracts - Future	(4,034)	-	(4,034)
Interest rate contracts - Swap	-	(7)	(7)
Forward contracts	(82,775)	-	(82,775)
Total	(5,324)	19,364	14,040

	2020
	Up to 12 months	Over 12 months	Total
Assets
Interest rate contracts - Future	1	4	5
Exchange rate contracts - Future	27	-	27
Interest rate contracts - Swap	48	-	48

Liabilities
Interest rate contracts - Future	(54)	(2,367)	(2,421)
Exchange rate contracts - Future	(362)	-	(362)
Total	(340)	(2,363)	(2,703)

Analysis of derivatives designated as hedges

Hedges of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, primarily related to the cloud infrastructure and certain software licenses used by Nu. The Group managed its exposures to the variability in cash flows of foreign currency forecast transactions to movements in foreign exchange rates by entering foreign exchange contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transaction. They are exchange traded and settled on a daily basis.

72

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

The Group applies hedge accounting to the forecast transactions related to its main cloud infrastructure contract. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedging instrument. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the year in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective.

Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

	2021	2020

Balance at beginning of the year	49	1
Fair value change recognized in OCI during the year	2,705	8,302
Total amount reclassified from cash flow hedge reserve to income statement during the year	(242)	(8,223)
to "Customer support and operation"	(91)	(5,480)
to "General and administrative expenses"	(136)	(4,925)
Effect of changes in exchange rates (OCI)	(15)	2,182
Deferred income taxes	(1,025)	(31)
Balance at end of the year	1,487	49

The material future transactions that are the object of the hedge are:

	2021			2020
	Up to 3 months	3 to 12 months	Total	Total

Expected foreign currency transactions	24,564	53,837	78,401	46,399
Total	24,564	53,837	78,401	46,399

17. Instruments eligible as capital

	2021	2020
Financial liabilities at fair value through profit or loss
Instruments eligible as capital	12,056	15,492
Total	12,056	15,492

In June 2019, the subsidiary Nu Financeira issued a subordinated financial note in the amount equivalent to US$18,824 at the issuance date, which was approved as Tier 2 capital by the Brazilian Central Bank in September 2019. The note bears a fixed interest rate of 12.8%, matures in 2029, and is callable in 2024.

The Group designated the instruments eligible as capital at fair value through profit or loss at its initial recognition. The losses of fair value changes arising from its own credit risk in the amount of US$1,051 were recorded in other comprehensive income (loss) (losses of US$219 in the year ended December 31, 2020). All other fair value changes and interests in the amount of US$3,580 (US$1,984 in the year ended December 31, 2020) were recognized as profit or loss.

73

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2021	2020
Balance at beginning of the year	15,492	22,084
Interest accrued	2,137	1,689
Fair value changes	(5,717)	(3,673)
Own credit transferred to OCI	1,051	219
Effect of changes in exchange rates (OCI)	(907)	(4,827)
Balance at end of the year	12,056	15,492

18. Financial liabilities at amortized cost – deposits

	2021	2020

Deposits by customers (i)
Bank receipt of deposits (RDB)	7,728,108	4,445,705
Deposits in electronic money	1,887,945	1,029,284
Bank receipt of deposits (RDB-V)	31,557	90,360
Time deposit (ii)	19,181	19,513
Other deposits	509	-
Total	9,667,300	5,584,862

(i) In June 2019, Nu Financeira's RDB was launched as an investment option in “NuConta''. Unlike the deposits in electronic money, Nu can use the resources from RDB’s deposits in other operations and as funding for the lending and credit card operations. RDB’s deposits guarantees from the Brazilian Deposit Guarantee Fund (“FGC”). Deposits in electronic money through “NuConta", and part of the RDBs correspond to customer deposits on-demand with daily maturity made in the prepaid account, denominated in Brazilian reais. In November 2019, Nu Financeira launched another type of RDB, the Linked Bank Receipt of Deposit (“RDB-V”), which has the same remuneration characteristics and daily liquidity as RDB.

In September 2020, Nu Financeira launched a new investment option – a RDB with scheduled redemption. Such modality differs from the common RDB, as it has redemption terms from 3 to 36 months and remuneration between 102% and 126% of the Brazilian CDI rate as of December 31, 2021, and 2020.

Deposits in electronic money include "NuConta" deposits as well as “Conta NuInvest" amounts, the latter corresponding to on-demand deposits of the Groups’ investment brokerage clients. Those deposits are required by BACEN to be invested in Brazilian government bonds.

(ii) In July 2020, the subsidiary Nu Financeira issued a time deposit instrument (“DPGE”), also with a special guarantee from FGC, in the amount of R$100,000, equivalent to US$19,000 at the issuance date, remunerated at the Brazilian DI rate + 1% per annum and maturity on July 7, 2022.

74

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Breakdown by maturity

	2021
	Up to 12 months	Over 12 months	Total
Deposits by customers
Deposits in electronic money	1,887,945	-	1,887,945
Bank receipt of deposits (RDB)	7,663,355	64,753	7,728,108
Bank receipt of deposits (RDB-V)	31,557	-	31,557
Time deposit	19,181	-	19,181
Other deposits	509	-	509
Total	9,602,547	64,753	9,667,300

	2020
	Up to 12 months	Over 12 months	Total
Deposits by customers
Deposits in electronic money	1,029,284	-	1,029,284
Bank receipt of deposits (RDB)	4,415,892	29,813	4,445,705
Bank receipt of deposits (RDB-V)	90,360	-	90,360
Time deposit	-	19,513	19,513
Total	5,535,536	49,326	5,584,862

19. Financial liabilities at amortized cost – payables to credit card network

	2021	2020

Payables to credit card network (i)	4,882,159	3,329,879
Payables to clearing houses	-	1,379
Total	4,882,159	3,331,258

(i) Corresponds to the amount payable to the Mastercard brand related to credit and debit card transactions. Credit card payables are settled according to the transaction installments, substantially in up to 27 days for Brazilian transactions with no installments and 1 business day for international transactions. Sales in installments (“parcelado”) have monthly settlements over a period of up to 12 months. For Mexican and Colombian operations, the amounts are settled in 1 business day. The segregation of the settlement is shown in the table below:

Payables to credit card network	2021	2020

Up to 30 days	2,518,437	1,703,826
30 to 90 days	1,205,765	885,367
More than 90 days	1,157,957	740,686
Total	4,882,159	3,329,879

75

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Collateral for credit card operations

As of December 31, 2021, the Group had US$1,052 (US$90,761 on December 31, 2020) of security deposits granted in favor of Mastercard. These securities are measured at fair value through profit or loss and are held as collateral for the amounts payable to the network and can be replaced by other securities with similar characteristics. The average remuneration rate of those deposits was 0.20% per month on December 31, 2021 (0.34% on December 31, 2020).

20. Financial liabilities at amortized cost – borrowing, financing and securitized borrowings

	2021	2020

Borrowings and financing	147,243	97,454
Securitized borrowings	10,011	79,742
Total	157,254	177,196

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	2021
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Bills of exchange (ii)	7,728	2,672	-	10,400
Term loan credit facility (iii)	3,064	10,113	123,666	136,843
Total borrowings and financings	10,792	12,785	123,666	147,243

	2020
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Financial letter (i)	-	60,126	-	60,126
Bills of exchange (ii)	5,620	1,588	10,476	17,684
Term loan credit facility (iii)	-	254	19,390	19,644
Total borrowings and financings	5,620	61,968	29,866	97,454

(i) In June 2019, the Group issued a floating interest rate note in R$ in the amount equivalent to US$76,000 on the issuance date. The note was fully paid in June 2021.

(ii) Corresponds to fixed and floating rate bills of exchange in the amount equivalent to US$12,941 on the issuance date, with maturity dates between January and July 2022 and interest on floating rates as of December 31, 2021, between 115% and 118% (113% and 119% as of December 31, 2020) of the Brazilian CDI and between 8.35% and 9.09% for the fixed rate bills as of December 31, 2021, and 2020.

(iii) Corresponds to three term loan credit facilities obtained by subsidiary Nu Servicios, in Mexican pesos, from:

a)	Bank of America México, S.A., Institución de Banca Múltiple (“BofA”) in the amount equivalent to US$30,000 on the issuance dates, with interest equivalent to 6.3% per annum (Mexican Interbanking Equilibrium Interest Rate (“TIIE”) + 1.40%) and maturity date in July 2023.
76

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

b)	JPMorgan México ("JP Morgan") in the total amount equivalent to US$80,000 on the issuance dates, with interest from 6.1% to 6.9% per annum (TIIE + 1.0% and TIIE + 1.45%, respectively). The maturity dates are November 2022 and July 2024.
c)	Goldman Sachs in the amount equivalent to US$25,000 on the issuance dates, with interest equivalent to 6.1% per annum (TIIE + 1.18%) and maturity date in January 2024.

Changes to borrowings and financings are as follows:

	2021
	Financial letter	Bills of exchange	Term loan credit facility	Total

Balance at beginning of the year	60,126	17,684	19,644	97,454
New borrowings	-	-	116,349	116,349
Payments – principal	(54,151)	(6,372)	-	(60,523)
Payments – interest	(4,548)	(600)	(1,908)	(7,056)
Interest accrued	776	683	4,766	6,225
Effect of changes in exchange rates (OCI)	(2,203)	(995)	(2,008)	(5,206)
Balance at end of the year	-	10,400	136,843	147,243

	2020
	Financial letter	Bank credit bill	Bills of exchange	Term loan credit facility	Total

Balance at beginning of the year	77,061	34,183	22,157	-	133,401
New borrowings	-	-	-	17,974	17,974
Payments – principal	(1,508)	(26,148)	(237)	-	(27,893)
Payments – interest	(45)	(1,279)	(24)	-	(1,348)
Interest accrued	1,936	743	770	236	3,685
Effect of changes in exchange rates (OCI)	(17,318)	(7,499)	(4,982)	1,434	(28,365)
Balance at end of the year	60,126	-	17,684	19,644	97,454

Guarantees

The Company, together with its subsidiary Nu Pagamentos, are guarantors to the abovementioned loan agreements between Nu Servicios and BofA, JP Morgan and Goldman Sachs, as well as to the deliverable forward contracts described on note 16. The total amount of the guarantees is US$171,000 as of December 31, 2021.

77

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

b) Securitized borrowings

Securitized borrowings maturities are as follows:

	2021
	Until 3 months	Total
Securitized borrowings
3rd series	10,011	10,011
Total securitized borrowings	10,011	10,011

	2020
	Until 3 months	3-12 months	Over 12 months	Total
Securitized borrowings
2nd series	1,214	3,623	-	4,837
3rd series	16,128	48,091	10,686	74,905
Total securitized borrowings	17,342	51,714	10,686	79,742

Securitized borrowings correspond to senior quotas issued by FIDC Nu, with maturity dates until February 2022 and interest rates of Brazilian CDI + 4% for 2nd series and Brazilian CDI + 1.1% for 3rd series. Senior notes of 1st series were fully settled in 2020 and 2nd series were fully settled in 2021. The subsidiary Nu Pagamentos is the holder of the subordinated quotas. The underlying assets of the FIDC correspond to credit card receivables.

As of December 31, 2021, FIDC Nu had receivables in the amount equivalent to US$10,421 (US$56,989 on December 31, 2020). These assets are not available for transfer to settle liabilities in other entities of the Group.

Changes to securitized borrowings are as follows:

	2021	2020
Balance at beginning of the year	79,742	169,925
Interest accrued	1,904	4,633
Payments – principal	(66,403)	(52,172)
Payments – interest	(1,976)	(4,819)
Effect of changes in exchange rates (OCI)	(3,256)	(37,825)
Balance at end of the year	10,011	79,742

21. Provision for lawsuits and administrative proceedings

	2021	2020

Tax risks	17,081	15,995
Civil risks	980	470
Labor risks	21	4
Total	18,082	16,469

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from the ordinary course of operations, involving tax, civil and labor matters. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any cash outflow for civil and labor risk.

78

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

a) Provision

Regarding tax risks, a provision in the amount of US$14,913 (US$15,995 on December 31, 2020) was recorded as a legal obligation related to the increase in the contribution of certain Brazilian taxes (PIS and COFINS). The Group has a judicial deposit in the amount related to this claim, as shown below in item d). In July 2019, Nu withdrew the lawsuit and is currently awaiting the release of the judicial deposits to the Brazilian Tax Authorities, which is expected to occur by December 2023. The Group also recorded a provision of US$2,240 regarding other tax risks.

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment and inputs from Nu’s external legal advisors, the Group has provisioned US$980 (US$470 on December 31, 2020) considered sufficient to cover estimated losses from civil suits.

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	2021
	Tax	Civil	Labor

Balance at beginning of the year	15,995	470	4
Additions	2,240	2,204	18
Payments / Reversals	-	(1,644)	-
Effect of changes in exchange rates (OCI)	(1,154)	(50)	(1)
Balance at end of the year	17,081	980	21

	2020
	Tax	Civil	Labor

Balance at beginning of the year	20,631	300	21
Additions	-	1,472	2
Payments / Reversals	-	(1,234)	(13)
Effect of changes in exchange rates (OCI)	(4,636)	(68)	(6)
Balance at end of the year	15,995	470	4

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and the legal advisors as possible losses, totaling approximately US$4,365 and US$454, respectively (US$4,054 and US$242 on December 31, 2020). Based on management’s assessment and inputs from the Group’s external legal advisors, no provision was recognized for those lawsuits as of December 31, 2021, and 2020.

d) Judicial deposits

As of December 31, 2021, the total amount of judicial deposits shown as “Other assets” (note 15) is US$17,480 (US$16,440 on December 31, 2020) and is substantially related to the tax proceedings.

79

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

22. Deferred income

	2021	2020
Deferred revenue from points	25,462	19,256
Deferred annual fee	4,673	5,773
Other deferred income	522	936
Total	30,657	25,965

Deferred revenue from points and deferred annual fee are related to the Group’s reward program for its credit card customers, called "Rewards". The program consists of accumulating points according to the use of the credit card in the ratio of R$1.00 (one Brazilian real, equivalent to US$0.18 as of December 31, 2021) equal to 1 point. The number of points generated may be higher for transactions with some partner companies or for transactions that meet Nu pre-conditions. The points do not expire, and there is no limit on the number of Rewards an eligible card member can earn.

The redemption of the points occurs when the customers use them in various expense categories, such as air tickets, hotels, transportation services, and music.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends, current enrollee redemption behavior, among others. The estimated financial value is recorded in the income statement when the performance obligation is satisfied, which is when the reward points are redeemed.

Deferred annual fees comprises amounts related to the rewards fees which are paid annually by customers until they are earned.

23. Senior preferred shares

On June 18, 2020, the Company concluded the issuance of senior preferred shares in the amount of US$300,000. The senior preferred shares were considered a host financial instrument with convertible features that were considered embedded derivatives. The financial liability components were the contractual obligation to deliver cash and the convertible embedded derivative into a variable number of shares.

The senior preferred shares had similar features to the preferred shares (note 27), except for (i) were senior to preferred shares upon the distribution of proceeds due to the liquidity events described in note 27, (ii) had the rights to cumulative dividends payments equivalent to 18.5% per year after December 2026, (iii) were redeemable in cash at the option of the holder upon the occurrence of mandatory redemption events, (iv) were redeemable in cash at the option of the Company at any time, (v) were convertible initially into a fixed number of ordinary shares at the option of the holder at any time, or in a variable number of ordinary shares if a down-round feature was triggered (vi) were automatically convertible upon the occurrence of a qualified initial public offering or liquidation event into a fixed number of ordinary shares or variable number of shares due to down-round features.

Upon the exercise of the redeemable option in cash by the Company, the holders of the senior preferred shares could request the conversion of the senior preferred shares into a fixed or variable number of preferred shares prior to the redemption. On May 20, 2021, each senior preferred share was converted into 1 Series F-1 preferred share, with the total issuance of 16,795,799 shares at the request of the holders. The conversion consisted of a reclassification of the amount recognized as a derivative and recognized as liability into share capital and share premium reserve in the total amount of US$400,915.

The fair value of the convertible embedded derivative was measured using methodology consistent with the share price valuation described on share-based payments (note 10).

80

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2021	2020

Balance at beginning of the year	400,915	-
New issuances	-	300,000
Deferred expenses	-	(236)

Interest accrued	22,108	28,630
Changes in the fair value of the embedded derivative conversion feature	(22,108)	72,521
Expenses with convertible instruments	-	101,151

Conversion of senior preferred shares and embedded derivative into equity	(400,915)	-
Balance at end of the year	-	400,915
Host debt instrument at amortized cost	-	328,394
Embedded derivative at fair value	-	72,521

24. Related parties

In the ordinary course of business, the Group may have issued credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, as well as the deposits, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

As described in note 3, "Basis of consolidation", all subsidiaries are consolidated in these financial statements. Therefore, related party balances and transactions, and any unrealized income and expenses arising from inter-company transactions, are eliminated in the consolidated financial statements.

The exchange differences arising from intercompany loans between entities of the group with different functional currencies are shown as “Other income (expenses)” in the statement of profit or loss.

a) Transactions with other related parties

	2021
	Assets/ (Liabilities)	Revenues (expenses)

Others	299	(1,685)

On June 30, 2021, the Group entered into a service and naming rights agreement with Rodamoinho Produtora de Eventos Ltda., owned by a member of the Company’s Board of Directors. In addition, on January 27, 2021, the Group made payments for training and workshops provided by Reprograma, a philanthropic project managed by a family member of the Company’s controlling shareholder.

On June 30, 2021, the Company sold 240,072 Series G-1 preferred shares at a purchase price of US$39.988768 per share to the Company's Board Members, for a total amount of US$1,600.

81

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

b) Management compensation

There are no post-employment benefits, such as pensions and other retirement benefits. The remuneration of the directors and other key management personnel of the Company is set out in aggregate below.

	2021	2020

Consolidated statements of income or loss
Fixed and variable compensation	34,252	9,029

Management compensation includes the compensation of remunerated members of the Board of Directors, which increased from one person in 2020 to seven in 2021, and of Executive Officers, which increased from one person in 2020 to nine in 2021.

25. Fair value measurement

The main valuation techniques employed in internal models to measure the fair value of the financial instruments on December 31, 2021, and 2020 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to the valuation techniques and internal models it used in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost on December 31, 2021, and 2020.

	2021
	Book value	Fair value - Level 2	Fair value - Level 3
Assets
Compulsory deposits at central banks	938,659	938,659	-
Credit card receivables	4,780,520	-	4,161,785
Loans to customers	1,194,814	-	1,324,513
Other financial assets at amortized cost	18,493	18,493	-
Total	6,932,486	957,152	5,486,298

Liabilities
Deposits in electronic money	1,888,454	1,689,569	-
RDB and RDB-V	7,759,665	7,759,665	-
Time deposit	19,181	19,181	-
Payables to credit card network	4,882,159	4,755,304	-
Borrowings and financing	147,243	147,140	-
Securitized borrowings	10,011	10,011	-
Total	14,706,713	14,380,870	-
82

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2020
	Book value	Fair value - Level 2	Fair value - Level 3
Assets
Compulsory deposits at central banks	43,542	43,542	-
Credit card receivables	2,908,907	-	2,720,518
Loans to customers	174,694	-	242,305
Interbank transactions	-	-	-
Other financial assets at amortized cost	22,870	22,870	-
Total	3,150,013	66,412	2,962,823

Liabilities
Deposits in electronic money	1,029,284	1,029,356	-
RDB and RDB-V	4,536,065	4,536,065	-
Time deposit	19,513	19,513	-
Payables to credit card network	3,331,258	3,313,608	-
Borrowings and financing	97,454	96,877	-
Securitized borrowings	79,742	79,726	-
Total	9,093,316	9,075,145	-

Cash and cash equivalents include short-term deposits, bank balances and reverse repurchase agreements, among others. For cash and cash equivalents, interbank transactions, other financial assets at amortized cost, borrowings and financing and securitized borrowings, the carrying amount is deemed to be a reasonable approximation of the fair value.

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit card: Credit card receivables and payables to credit card network’s fair values are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve. For payables, cash flows are also discounted by the Group's own credit spread. For receivables, fair values exclude expected losses. The Group used the rate of recovery of late payments as an input that is not directly observable and was estimated using the Group's internal databases.

Loans to customers: Fair value is estimated based on groups of clients with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and net interest spread. The Group used the rate of recovery of late payments as an input that is not directly observable and was estimated using the Group's internal databases.

Deposits: Most deposit liabilities are payable on demand and therefore can be deemed short-term in nature with the fair value equal to the carrying value.

Equity instrument: For the fair value of the equity instrument, the Group used contractual conditions, as input that are not directly observable.

83

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of December 31, 2021, and 2020, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	2021
	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total
Assets
Government bonds
Brazil	6,646,188	-	-	6,646,188
United States	830,124	-	-	830,124
Colombia	504	-	-	504

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	81,810	-	81,810
Investment funds	-	146,884	-	146,884
Time deposit	-	1,119,682	-	1,119,682
Bill of credit (LC)	-	14	-	14
Real estate and agribusiness letter of credit (CRIs/CRAs)	-	1,508	-	1,508
Debentures	-	121,783	-	121,783
Stocks issued by public-held company	158	-	-	158
Equity instrument	-	-	30,735	30,735
Derivative financial instruments	81,538	24	19,756	101,318
Collateral for credit card operations	-	1,052	-	1,052

Liabilities
Derivative financial instruments	87,271	7	-	87,278
Instruments eligible as capital	-	12,056	-	12,056
Repurchase agreements	-	3,046	-	3,046

84

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2020
	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total
Assets
Government bonds
Brazil	4,137,223	1	-	4,137,224
Mexico	-	-	-	-

Corporate bonds and other instruments
Investment funds	-	150,030	-	150,030
Bill of credit (LC)	-	23	-	23
Derivative financial instruments	32	48	-	80
Collateral for credit card operations	-	90,761	-	90,761

Liabilities
Embedded derivatives in convertible instruments and other derivatives	2,783	-	72,521	75,304
Instruments eligible as capital	-	15,492	-	15,492

i) Fair value models and inputs

Securities: The securities with high liquidity and quoted prices in the active market are classified as Level 1. As a result, all the Government Bonds are included in level 1 as they are traded in active markets. Fair values are the quoted prices on the secondary market, published by the Brazilian Association of Financial and Capital Market Entities (“Anbima”). Corporate bonds and investment fund quotas, whose valuation is based on observable data, such as interest rates and yield curves, supported by the market, are classified as level 2.

Derivatives: Derivatives traded on stock exchanges are classified in level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange are fair valued using B3 quotations. Interest rate OTC Swaps are valued by discounting future expected cash flows to present values using interest rate curves based on interest rate futures and are classified as level 2. The embedded derivative conversion feature from the senior preferred share, was calculated based on methodologies for the share price described in note 10. The options related to the warrant from Creditas Partnership are fair valued using a Black-Scholes model and are classified as level 3.

Instruments eligible as capital: If the instrument has an active market, prices quoted in this market are used. Otherwise, valuation techniques are used, such as discounted cash flows, where cash flows are discounted by a risk-free rate and a credit spread. Instruments eligible as capital were designated at fair value through profit or loss in the initial recognition (fair value option).

c) Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported regularly throughout the year. For the years ended December 31, 2021, and 2020, there were no transfers of financial instruments between levels 1 and 2 or between levels 2 and 3.

85

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

26. Income tax

Current and deferred tax are determined for all transactions that have been recognized in the consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences are expected to reverse.

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. In March 2021, the Social Contribution tax rate in Brazil increased 5 percentage points, thus the combined income tax rate increased from 40% to 45%. The change was effective from July 1 to December 31, 2021, and it mainly affects the subsidiaries Nu Pagamentos, Nu Financeira, Nu DTVM and Nu Invest. Thus, the following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian income tax rate of 45% for the year ended December 31, 2021, and 40% for the year ended December 31, 2020:

	2021	2020
Net loss before income tax	(170,164)	(193,178)
Tax rate (i)	45%	40%
Income tax benefit	76,574	77,271

Permanent additions/exclusions
Share-based payments	(41,418)	(8,639)
Customers gifts	(250)	(375)
Operational losses and others	(6,385)	(4,741)
Changes in income tax rate	(11,127)	-
Other expenses from Nu Holdings not subject to taxation	(8,103)	(8,049)
Effect of different tax rates - subsidiaries	(4,541)	(3,781)
Results with convertible instruments	-	(29,008)
Other non-deductible expenses	(2,250)	(1,022)
Income tax for the year	2,500	21,656

Current tax expense	(219,824)	(22,338)
Deferred tax benefit	224,654	44,025
Income tax in the statement of profit or loss	4,830	21,687
Deferred tax recognized in OCI	(2,330)	(31)
Income tax for the year	2,500	21,656
Effective tax rate	-2.8%	-11.2%

(i) The tax rate used was the one applicable to the financial Brazilian subsidiaries, which represent the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries”.

86

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of December 31, 2021, and 2020, and the changes for the years then ended. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The Group has no time limit for use of the deferred tax assets, but the use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities.

Reflected in the statement of profit or loss	12/31/2020	Business combination	Constitution	Realization	Foreign exchange	12/31/2021

Provisions for credit losses	68,155	41	197,920	(52,730)	(8,927)	204,459
Provision PIS/COFINS - Financial Revenue	6,398	-	-	-	(433)	5,965
Other provisions	33,323	585	44,456	(17,752)	(3,525)	57,087
Fair value changes - financial instruments	8,659	-	141	6,206	250	15,256
Total deferred tax assets on temporary differences	116,535	626	242,517	(64,276)	(12,635)	282,767

Tax loss and negative basis of social contribution	8,596	4,201	68,049	(110)	(2,751)	77,985
Deferred tax assets	125,131	4,827	310,566	(64,386)	(15,386)	360,752

Futures settlement market	-	-	(10,736)	(7,851)	(263)	(18,850)
Fair value changes - financial instruments	(8,741)	-	141	6,206	250	(2,144)
Others	-	-	(8,473)	(813)	946	(8,340)
Deferred tax liabilities	(8,741)	-	(19,068)	(2,458)	933	(29,334)
Deferred tax assets net of deferred tax liabilities	116,390	4,827	291,498	(66,844)	(14,453)	331,418

	12/31/2020	Constitution	12/31/2021
Reflected in equity, in other comprehensive income
Fair value changes - cash flow hedge	(32)	(1,025)	(1,057)
Fair value instruments at FVTOCI	-	(1,305)	(1,305)
Total	(32)	(2,330)	(2,362)

87

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Reflected in the statement of profit or loss	12/31/2019	Constitution	Realization/ Reversal	Foreign exchange	12/31/2020

Provisions for credit losses	63,846	79,383	(60,808)	(14,266)	68,155
Provision PIS/COFINS - Financial Revenue	8,252	-	-	(1,854)	6,398
Other provisions	14,944	27,125	(5,242)	(3,504)	33,323
Fair value changes - financial instruments	2,177	8,945	(1,791)	(672)	8,659
Total deferred tax assets on temporary differences	89,219	115,453	(67,841)	(20,296)	116,535

Tax loss and negative basis of social contribution	4,979	7,150	(3,724)	191	8,596
Deferred tax assets	94,198	122,603	(71,565)	(20,105)	125,131

Fair value changes - financial instruments	(698)	(7,013)	-	(1,030)	(8,741)
Deferred tax liabilities	(698)	(7,013)	-	(1,030)	(8,741)
Deferred tax assets net of deferred tax liabilities	93,500	115,590	(71,565)	(21,135)	116,390

	12/31/2019	Constitution	12/31/2020
Reflected in equity, in other comprehensive income
Fair value changes - cash flow hedge	(1)	(31)	(32)
Total	(1)	(31)	(32)
88

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

27. Equity

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of December 31, 2021, and 2020.

Shares authorized and fully issued	Ordinary shares	Preferred shares	Senior preferred shares	Management shares	Class A Ordinary shares	Class B Ordinary shares	Total	Total after 6-for-1 forward share split
Total as of December 31, 2019	215,537,175	422,057,050	-	2,500	-	-	637,596,725	3,825,580,350
SOPs exercised and RUSs vested	7,235,430	-	-	-	-	-	7,235,430	43,412,580
Shares withheld for employees' taxes	(114,341)	-	-	-	-	-	(114,341)	(686,046)
Shares repurchased	(1,171)	-	-	-	-	-	(1,171)	(7,026)
Capital increase (Series F-1)	-	-	16,795,799	-	-	-	16,795,799	100,774,794
Total as of December 31, 2020	222,657,093	422,057,050	16,795,799	2,500	-	-	661,512,442	3,969,074,652

SOPs exercised and RUSs vested	6,314,494	-	-	-	15,600,346	-	21,914,840	131,489,040
Shares withheld for employees' taxes (note 10)	(320,866)	-	-	-	(384,278)	-	(705,144)	(4,230,864)
Shares repurchased	(203,643)	-	-	-	-	-	(203,643)	(1,221,858)
Capital increase (Series G)	-	11,758,704	-	-	-	-	11,758,704	70,552,224
Conversion of senior preferred shares (Series F-1)	-	16,795,799	(16,795,799)	-	-	-	-	-
Issuance of preferred shares due to Easynvest business combination	-	8,019,426	-	-	-	-	8,019,426	48,116,556
Capital increase (Series G-1)	-	10,002,809	-	-	-	-	10,002,809	60,016,854
Conversion of ordinary shares in class A shares	(228,447,078)	-	-	-	228,447,078	-	-	-
Conversion of class A shares in class B shares	-	-	-	-	(184,110,692)	184,110,692	-	-
Awards issued	-	-	-	-	-	7,596,827	7,596,827	45,580,962
Issuance of Class A shares - Cognitect acquisition	-	-	-	-	107,489		107,489	644,934
Issuance of Class A shares - Spin Pay acquisition	-	-	-	-	138,415	-	138,415	830,490
Subtotal balances before the 6-for-1 forward share split	-	468,633,788	-	2,500	59,798,358	191,707,519	720,142,165	4,320,852,990
Issuance of shares due to the 6-for-1 forward share split	-	2,343,168,940	-	12,500	298,991,791	958,537,594	3,600,710,825	-
Subtotal balances after the 6-for-1 forward share split	-	2,811,802,728	-	15,000	358,790,149	1,150,245,113	4,320,852,990	4,320,852,990
Preferred shares converted into Class A shares	-	(2,811,802,728)	-	-	2,811,802,728	-	-	-
Cancelation of management shares	-	-	-	(15,000)	-	-	(15,000)	(15,000)
Issuance of shares under the customer program	-	-	-	-	1,259,613	-	1,259,613	1,259,613
Issuance of shares under the IPO	-	-	-	-	287,890,942	-	287,890,942	287,890,942
Movements due to the IPO	-	(2,811,802,728)	-	(15,000)	3,100,953,283	-	289,135,555	289,135,555
Total as of December 31, 2021	-	-	-	-	3,459,743,432	1,150,245,113	4,609,988,545	4,609,988,545
89

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total	Total after 6-for-1 forward share split

Business combination - contingent share consideration	-	-	6,113,124	6,113,124
Reserved for the share-based payments	-	-	237,110,883	237,110,883
Reserved for the issuance of the Award	-	-	98,920,396	98,920,396
Shares authorized which may be issued Class A or Class B	-	-	43,651,308,262	43,651,308,262
Shares authorized and unissued as of December 31, 2021	-	-	43,993,452,665	43,993,452,665

Shares authorized issued	3,459,743,432	1,150,245,113	4,609,988,545	4,609,988,545
	3,459,743,432	1,150,245,113	48,603,441,210	48,603,441,210

At the Meeting of Shareholders held on August 30, 2021, the 6-for-1 forward share split of the Company’s shares was approved.

a) Share events

On May 29, 2021, each issued and unissued authorized ordinary share was converted into one class A ordinary share, and 770,625,008 class B ordinary shares (4,623,750,048 after the 6-for-1 forward share split) were created. The rights of the holders of class A ordinary shares and class B ordinary shares are identical, except that (1) holders of class B ordinary shares are entitled to 20 votes per share, whereas holders of class A ordinary shares are entitled to one vote per share; (2) holders of class B ordinary shares have certain conversion rights into class A ordinary shares; (3) holders of class B ordinary shares are entitled to preemptive rights in the event that additional class A ordinary shares are issued to maintain their proportional ownership interest; and (4) class B ordinary shares shall not be listed on any stock exchange and will not be publicly traded.

In June 2021, 184,110,692 class A ordinary shares (1,104,664,152 after the 6-for-1 forward share split) were converted into class B ordinary shares.

In July 2021, Nu Holdings issued 7,596,827 class A ordinary shares (45,580,962 after the 6-for-1 forward share split) pursuant to the achievement of market conditions on the Awards described in note 10, and on July 21, 2021, they were converted into class B ordinary shares

In August 2021, Nu Holdings issued 107,489 class A ordinary shares (644,934 after the 6-for-1 forward share split) due to compensation for post combination services agreed upon for the acquisition of Cognitect in 2020.

In October 2021, Nu Holdings issued 138,415 class A ordinary shares (830,490 after the 6-for-1 forward share split) due to compensation for post combination services agreed upon for the acquisition of Spin Pay, which occurred in 2021.

On December 9, 2021, as a result of the completion of the IPO described in note 1(a), 289,150,555 new Class A common shares were issued, which amount includes Class A ordinary shares offered in the form of BDRs and the 3,436,269 Class A ordinary shares underlying BDRs reserved for issuance under the Customer Program or "NuSócios".

90

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

As of December 31, 2021, the Company has ordinary shares authorized and unissued relating to commitments from acquisitions of entities, the issuance due to the share-based payment plans (note 10) and authorized for future issuance without determined nature and which could be class A or B ordinary shares.

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on December 31, 2021, and US$0.00004 on December 31, 2020, and the total amount of share capital was US$83 (US$45 as of December 31, 2020).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

c) Issuance of shares

The following table presents the amount in US$ of shares issued, increase in capital and premium reserve in transactions other than the exercise of the SOPs and vesting of RSUs in 2020 and 2021:

Date	Capital and share premium reserve

6/18/2020 - Series F-1	400,915
1/27/2021 - Series G	400,000
6/4/2021 - Series G-1	400,000
Customer program and IPO (note 1(a))	2,602,026
Total presented as equity	3,802,941

In January 2021, Nu Holdings completed the preferred shares issuance – Series G – in the amount of US$400,000. As a result of the transaction, 11,758,704 Series G preferred shares (70,552,224 after the 6-for-1 forward share split) were issued and 7,466,778 ordinary shares (44,800,668 after the 6-for-1 forward share split) were made available for issuance for the Company’s share-based compensation program.

As described in note 23, on May 20, 2021, the senior preferred shares related to Series F-1 were fully converted into equity, with the total issuance of 16,795,799 shares (100,774,794 after the 6-for-1 forward share split) at the request of the holders. The conversion consisted of a reclassification of the amount recognized as a derivative and as liability into share capital and share premium reserve in the total amount of US$400,915.

In June 2021, Nu Holdings completed the preferred shares issuance Series G-1 – in the amount of US$400,000. As a result of the transaction, 10,002,809 Series G-1 preferred shares (60,016,854 after the 6-for-1 forward share split) were issued.

d) Accumulated losses

The accumulated losses include the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

91

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

	2021	2020
Accumulated losses	(336,484)	(171,491)
Share-based payments reserve	208,075	69,050
Total attributable to shareholders of the parent company	(128,409)	(102,441)
Accumulated losses attributable to non-controlling interests	(341)	-
Total accumulated losses	(128,750)	(102,441)

e) Shares repurchased and withheld

Shares may be repurchased from former employees when they leave the Group or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During year ended December 31, 2021, and 2020, the following shares were repurchased (after the 6-for-1 forward share split):

	2021	2020
Quantity of shares repurchased	1,221,858	7,026
Total value of shares repurchased	4,607	15
Quantity of shares withheld - RSU	4,230,864	686,046
Total value of shares withheld - RSU	18,299	2.646

f) Accumulated other comprehensive income

Other comprehensive income includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of profit or loss in the periods in which the hedged items affect it.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit or loss in future periods.

The accumulated balances are as follows:

	2021	2020
Cash flow hedge effects, net of deferred taxes	1,487	49
Currency translation on foreign entities	(110,936)	(97,081)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	1,741	-
Own credit adjustment effects	(1,519)	(468)
Total	(109,227)	(97,500)

28. Management of financial risks, financial instruments, and other risks

a) Overview

The Group prioritizes risks that could have a material impact on its strategic objectives, including regulatory risks. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key to pursue potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of having impacts on results, capital, liquidity, customer relationship and reputation.

92

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Risks that are actively monitored include:

1.	Credit risk;
2.	Liquidity risk;
3.	Market Risk and Interest Rate Risk in the Banking Book (IRRBB);
4.	Operational Risk / Information Technology (IT) Risk;
5.	Compliance Risk; and
6.	Reputational Risk.

b) Risk Management Structure

The Group's risk management structure considers the size and complexity of its business, which allows the monitoring and control of the risks to which it is exposed.

The risk management process permeates the entire Group, across the countries where Nu has operations, in line with the guidelines of management and executives, who, through committees and other internal meetings, define strategic objectives, including risk appetite. In addition, the capital control and management units provide support through risk and capital monitoring and analysis processes.

The Group considers a risk appetite statement (“RAS”) to be an essential tool to support risk management and decision making. Therefore, its development is aligned with the business plan, strategy development and capital. Nu has defined a RAS that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to gains, capital, risk measures, liquidity and other relevant measures have been implemented, as appropriate.

Nu's risk management structure allows inherent and residual risks to be properly identified, measured, evaluated, monitored, reported, controlled and mitigated to support the development of its activities. Thus, Nu has adopted a model which consists of three lines of defense, as follows:

●	First line of defense (risk owner accountability): business functions or activities that generate exposure to risks, whose managers perform risk management in accordance with policies, limits and other conditions defined and approved by the Board of Directors. The first line of defense must have the means to identify, measure, address and report the risks assumed.
●	Second line of defense (review and challenge): consists of the areas of Risk Management, Internal Controls and Compliance. It ensures an effective control of risks and that these are managed according to the defined appetite level. Responsible for proposing risk management policies, developing models, methodologies, as well as for evaluating and supervising the first line of defense.
●	Third line of defense (risk assurance): composed of Internal Audit, is responsible for periodically independently evaluating whether policies, methods and procedures are adequate, in addition to verifying their effective implementation.

Another important element of the risk management framework is the structure of Technical Forums and Committees. These governance bodies were designed and implemented to monitor and make decisions on aspects associated with the Group's management and control. Nu has implemented this structure both at a Global and a country-level perspective, as described below.

93

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Global risk-related Governance body:

●	Audit and Risk Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit, the independent audit, as well as the respective reports related to the internal control systems, to follow the recommendations made by the internal and independent auditors to management, to review and discuss with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements, to assist the Board of Directors in the performance of its risk management and control functions, and monitoring the level of risk exposure according to the RAS. It consists of at least three members and meets at least quarterly.

Country-level risk-related Governance bodies:

Each of the countries where the Group has operations established a structure of governance based on the relevant regulatory requirements and composed of the following elements. Depending on the nature of the subject to be managed, some Committees and meetings can be grouped to cover more than one country.

●	Risk Committee: its objective is to assist the country's executive officers in the performance of the entity’s risk management and control functions, monitoring the level of risk exposure according to risk appetite. It also aims to adopt strategies, policies and measures aimed at disseminating a culture of internal controls and risk mitigation.
●	Credit Committee: its objective is to review and supervise credit strategies and their impacts on the subsidiary's results, and to review the credit strategies in light of the macroeconomic environment and risk information related to the credit market and competitors.
●	Audit Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit function, the independent auditors, and the respective reports related to the internal control systems, to follow the recommendations made by internal and independent auditors to management, and to review and discuss with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements.
●	Technical Forums: regular meetings to discuss and propose recommendations to the country-level Risk Committee. Depending on the materiality in each of the countries, each topic listed below can have its own Technical Forum, with the participation of executives from associated areas: accounting and tax, operational risk and internal controls, asset and liability management ("ALM") / capital, information technology risks ("IT"), Compliance, fraud prevention, anti-money laundering ("AML"), stress tests, product review and credit provisions. Each Technical Forum has its own charter, establishing the scope of work, voting members and other working model attributes.

c) Risks actively monitored

The Group is exposed to different risks arising from its activities. Risk monitoring adapts as new risks and threats emerge. Currently, the Group is focused on the following risks:

94

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

●	Credit Risk

The Group credit risk management structure is independent from the business units and provides processes and tools to measure, monitor, control and report the credit risk from all products, continuously verifying their adherence to the approved policies and risk appetite structure. Credit risk management also assesses and monitors the impacts of potential changes in the economic environment on the Group credit portfolio to ensure that it is resilient to economic downturns.

Nu's credit decision-making leverages a tiered review process based on materiality and impact of credit decisions. The decision tiers are classified in small, medium or large, related to their size and estimated impact. Each tier goes through a governance framework in accordance with the defined classification level, whereby larger decisions have a higher diligence level. Credit decision approvals take place in committees, technical forums, and the designated decision forums, with the involvement of the first and second lines of defense, depending on the governance framework. For the decision-making process, information arising from historical performance is presented and discussed using predictive models that analyze and score existing and potential customers based on their profitability and credit risk profile.

The Group uses customers’ internal information, statistical models, and other quantitative analyses to determine the risk profile of each customer in the portfolio. The information collected is used to manage the portfolio credit risk and to measure expected credit losses with periodical assessment of changes in the provision amounts.

Regarding past due customers, their behavior is continuously tracked and monitored to improve policies and approaches to collect debt. The collection strategies and policies of the Group depend on customer profiles and model scores, and they aim to maximize the recovery amounts.

The Group also has limits for exposure to counterparty credit risk in cash or cash equivalents assets, aligned with its RAS. These limits are based on ratings from external rating agencies. Only part of the cash can be invested in assets with credit risk exposures.

The Group’s outstanding balance of financial assets is shown in the table below:

Financial assets	2021	2020

Cash and cash equivalents	2,705,675	2,343,780

Securities	815,962	4,287,277
Derivative financial instruments	101,318	80
Collateral for credit card operations	1,052	90,761
Financial assets at fair value through profit or loss	918,332	4,378,118

Securities	8,163,428	-
Financial assets at fair value through other comprehensive income	8,163,428	-

Compulsory deposits at central banks	938,659	43,542
Credit card receivables	4,780,520	2,908,907
Loans to customers	1,194,814	174,694
Other financial assets at amortized cost	18,493	22,870
Financial assets at amortized cost	6,932,486	3,150,013
Total	18,719,921	9,871,911
95

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

●	Liquidity Risk

Liquidity risk is monitored to ensure that the Group will have sufficient high-quality liquid assets to withstand severe stress scenarios together with an adequate funding profile in terms of tenor, type, and counterparties.

The Group has a Contingency Funding Plan that describes possible management actions that should be taken in the case of a deterioration of the liquidity indicators.

Primary sources of funding - by maturity

	2021				2020
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Deposits by customers
Bank receipt of deposits (RDB)	7,663,355	64,753	7,728,108	99%	4,415,892	29,813	4,445,705	91%
Bank receipt of deposits (RDB-V)	31,557	-	31,557	1%	90,360	-	90,360	2%
Time deposit	19,181	-	19,181	0%	-	19,513	19,513	0%
Instruments eligible as capital	-	12,056	12,056	0%	-	15,492	15,492	0%
Senior preferred shares	-	-	-	0%	-	328,394	328,394	7%
Total	7,714,093	76,809	7,790,902	100%	4,506,252	393,212	4,899,464	100%

Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities into groups based on their contractual maturities:

	2021
Financial liabilities	Carrying amount	Gross nominal outflow (1)	Up to 1 month	1 to 3 months	3-12 months	Over 12 months

Derivative financial instruments	87,278	87,658	83,155	4,035	68	400
Instruments eligible as capital	12,056	44,666	-	-	-	44,666
Repurchase agreements	3,046	3,046	3,046	-	-	-
Deposits in electronic money (*)	1,887,945	1,887,945	1,887,945	-	-	-
Bank receipt of deposits (RDB)	7,728,108	7,861,504	7,296,337	78,035	439,561	47,571
Bank receipt of deposits (RDB-V)	31,557	31,557	31,557	-	-	-
Time deposit	19,181	20,429	-	-	20,429	-
Other deposits	509	509	509	-	-	-
Payables to credit card network	4,882,159	4,882,160	2,518,437	1,205,765	1,155,762	2,196
Borrowings and financing	147,243	161,543	1,686	9,738	43,090	107,029
Securitized borrowings	10,011	10,089	-	10,089	-	-
Total	14,809,093	14,991,106	11,822,672	1,307,662	1,658,910	201,862

(*) In accordance with regulatory requirements, in guarantee of these deposits the Group has pledged reverse repurchase agreements and securities composed of Brazilian government bonds in the total amount of US$2,171,585 to the Brazilian Central Bank as of December 31, 2021.

(1) The gross nominal outflow was projected considering the exchange rate of Brazilian reais and Mexican pesos to US$ as of December 31, 2021 (R$5.5758 and MXN20.5294 per US$1) and the projected Brazilian CDI, obtained in B3’s website, for the deposits.

96

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Market Risk and Interest Rate Risk in the Banking Book (IRRBB)

There is a market risk and IRRBB control and management structure, independent from the business units, which is responsible for the processes and tools to measure, monitor, control and report the market risk and IRRBB, continuously verifying the adherence with the approved policies and limit’s structure.

Management of market risk and IRRBB is based on metrics that are reported to the Asset & Liability Management and Capital ("ALM") Technical Forum and to the country-level Risk Committee. Management is authorized to use financial instruments as outlined in the Group's internal policies to hedge market risk & IRRBB exposures.

Management of market risk and interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

●	Interest Rate Sensitivity (DV01): impact on the market value of cash flows, when submitted to a one basis point increase in the current annual interest rates or index rate;
●	Value at Risk (VaR): maximum market value loss for a holding period with a confidence level; and
●	FX exposures, considering all financial positions that bring FX risk and operational expenses in other currencies.

Although the risk related to the changes in the fair value of its shares and its effects on share-based compensation and the embedded derivative conversion feature from the senior preferred share is observed, the Group does not hedge these risks because it considers this impracticable due to its nature and to the lack of instruments in the market. The risk arising from share-based payments is derived from the increase in expenses due to the issuance of new grants or appreciation of the share value of the Company. The risk arising from the embedded derivative conversion features affected the statement of profit or loss until the conversion when the entity derecognized the liability component and recognized it as equity. As a result, the total effect on changes in equity during the life of the convertible instrument was zero as no cash was paid.

The table below presents the VaR for the entities in Brazil, calculated using a confidence level of 95% and a holding period of 1 day, by a historical simulation approach, with a 5-year window.

VaR	2021	2020

Group	1,012	1,128
Nu Financeira	683	561
Nu Pagamentos	464	140

The financial positions directly held by Nu Holdings in the US are composed of demand deposits accounts (US$1,283,624), short term (less than 1 year) treasury bills (US$749,459), short term time deposits (US$751,005), and a portfolio mainly composed of treasury bills and short-term high grade corporate bonds (US$198,852). This portfolio has a VaR (95% of confidence level, 1 day holding period) of US$128.

Currency risk

The consolidated financial statements may present volatility due to the Group’s operations in foreign currencies, such as Brazilian real and Mexican and Colombian pesos. At the Nu Holdings level, there is no net investment hedge for the investments in other countries.

For the years ended December 31, 2021, and 2020, none of the entities of the Group had significant financial instruments in a currency other than their respective functional currencies.

97

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

In Brazil, Nu faces currency risks, mainly due to operational costs linked to its operations activities. To mitigate foreign exchange risk, the Group hedges the expected costs in US$ and EUR in Nu Pagamentos, which has the Brazilian real as its functional currency. Derivatives instruments (dollar and euro future contracts, traded in B3) are used for carrying out these hedging activities, which are supervised by the Asset & Liability Management and Capital (ALM) Forum. Residual exposures are monitored, considering the costs (objects of hedge) and the derivatives (instruments of hedge). The currency risk in Nu Financeira is not hedged because it is deemed as not relevant.

Interest rate risk

The following analysis is the Group's sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, IPCA coupon curve, assuming a parallel shift and a constant financial position:

Curve	Brazilian Risk-Free Curve		IPCA coupon
DV01	2021	2020	2021	2020

Group	4	-	(2)	(1)
Nu Financeira (1)	(2)	(1)	(2)	-
Nu Pagamentos	6	2	-	(1)

(1) Includes Nu Financeira and its subsidiary Nu Invest.

The interest rate risk in subsidiaries other than Nu Pagamentos and Nu Financeira are deemed not relevant as of December 31, 2021, and 2020.

To maintain DV01 sensitivities within defined limits, interest rate futures, traded in B3, and swaps derivatives are used to hedge interest rate risk.

With respect to sensitivity to US risk-free interest rate, treasury bills held directly by Nu Holdings have a DV01 of US$36.8, and Time Deposits have DV01 of US$19.2.

●	Operational risk

There is an operational risk and internal control’s structure, which is responsible for the identification and assessment of operational risks, as well as the evaluation of the design and effectiveness of the internal controls structure. This structure is also responsible for the preparation and periodic testing of the business continuity plan and to coordinate the risk assessment in new product launches and significant changes in the existing processes.

Within the governance of the risk management process, mechanisms for identifying, measuring, evaluating, monitoring, and reporting operational risk events are presented to each business area (first line of defense), as well as disseminating the control culture to other team members internally. The main results from the risk assessments are presented to the Operational Risk and Internal Controls Technical Forum and to the Risk Committee. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

●	Information Technology ("IT") risk

As the Group operates in a challenging cyber threat environment, it continuously invests in controls and technologies to defend against these threats. Information Technology risks, including cyber risk, is a priority area for Nu and therefore the Group has a dedicated IT Risk structure, which is part of the second line of defense. This team is independent from IT related areas, including Engineering, IT Operations, and Information Security.

98

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

IT Risk is responsible for identifying, assessing, measuring, monitoring, controlling, and reporting Information Technology risks in relation to risk appetite levels approved by the country-level Risk Committee. The Group continually assesses Nu's potential risk exposure to threats and their potential impacts on the business and customers. The Group continues to improve its IT and cybersecurity features and controls, also considering that people are a key component of the security strategy, ensuring that the employees and third-party contributors remain aware of prevention measures and know how to report incidents.

The results of the IT risk and controls assessments are regularly discussed at the IT Risk Technical Forum and presented to the country-level Risk Committee. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

●	Compliance

As the Group operates in a highly regulated environment, a Compliance program was established within the second line of defense. The Compliance team has resources dedicated to the Ethics Program, Regulatory Compliance as well as to Anti Money Laundering Program and Combating the Financing of Terrorism.

The Ethics Program sets the minimum conduct standards for the organization, including Code of Conduct, Compliance Policies, Training, and Awareness Campaigns, as well as an independent Whistleblower Channel.

The Regulatory Compliance team is focused on overseeing the regulatory adherence of the organization. Main activities involve regulatory tracking and managing the regulatory adherence, assessment of new products and features, advisory, Compliance testing as well as centralizing the relationship with regulators regarding requests of information and exams.

Nu's Anti Money Laundering Program represents the global framework and guidelines for AML/CTF and is the basis for the AML team's strategic planning.

The Program is structured in three levels - strategic, tactical and operational - and it's composed of 7 pillars (strategic level): Enterprise Risk Assessment; Policies and Procedures; Communication and Training; Know Your Customer (KYC); Due Diligence (KYE, KYS, KYP and KYB); MSAC - Monitoring, Selection, Analysis and Communication (SAR); and Effectiveness Assessment Program.

●	Reputational Risk

The Group understands that the materialization of other risks can negatively impact its reputation, as they are intrinsically connected. Undesirable events in different risk dimensions such as business continuity, cyber security, ethics and integrity, social media negative activity, among others, can damage Nu's reputation.

Therefore, the Group has teams and processes in place dedicated to overseeing external communication and for crisis management, which are key elements in identifying and mitigating reputational events, as well as to gain long-term insight to better prevent or respond to future events.

29. Capital management

The purpose of capital management is to ensure the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk taken and strategic aim of the organization and to establish a capital planning process in accordance with future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, for writing and submitting the capital plan and capital contingent plan for approval.

99

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

At the executive level, the ALM Technical Forum is responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring, and recommending capital-related action plans to the Risk Committee.

a) Minimum capital requirements

The Group must comply with two different regulatory capital requirements in Brazil: one for the Financial Conglomerate, led by Nu Financeira and composed of Nu Financeira along with Nu DTVM and Nu Invest, and the other applicable to Nu Pagamentos:

●	Financial Conglomerate: minimum level of capital, considering the minimum requirements for financial institutions according to Brazilian Federal Monetary Council (“CMN”) Resolution 4,193/13.
●	Nu Pagamentos: minimum level of capital, considering the minimum requirements for payment institutions, according to Circular BACEN 3,681/13.

In September 2021, Nu acquired Nu Mexico Financiera, S.A. de C.V., S.F.P., formerly AKALA, S.A. DE C.V. (“Akala”), a Mexican Financial Cooperative Association ("SOFIPO") and regulated by CNBV (Comisión Nacional Bancaria Y De Valores). The regulatory capital requirements for this entity are defined by the NICAP metric (“nivel de capitalización”) set by CNBV, which is comparable to the Basel Ratio methodology.

Nu implemented a capital management structure aiming at maintaining a higher level of capital than the minimum regulatory requirements. Additionally, the Group has commenced operations in Colombia and will comply with local rules as soon as regulatory requirements are applicable in this jurisdiction.

b) Composition of capital

i) Financial conglomerate in Brazil

The regulatory capital used to monitor the compliance of a financial conglomerate with the Basel operating limits imposed by Brazilian Central Bank, is the sum of two items, as follows:

●	Tier I Capital: the sum of Common Equity Tier I, which consists of paid in capital, capital, reserves and retained earnings, less deductions, and prudential adjustments and the Additional Tier I, which consists of subordinated debt instruments without a defined maturity that meet eligibility requirements. It is important to note that the Financial Conglomerate does not hold any debt eligible to Additional Tier I on the date of these consolidated financial statements.
●	Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I it composes the Total Capital.

The table below shows the calculation of the capital ratios and their minimum requirement for the Financial Conglomerate, required by the current regulation in Brazil. Notwithstanding the minimum capital adequacy ratio provided under CMN Resolution No. 4,193/13, upon being granted its financial institution license in 2018, Nu Financeira undertook a commitment to operate with a higher Basel Committee minimum capital adequacy ratio of 14.0% during its first five years of operations (i.e., until 2023).

100

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

Financial Conglomerate	2021	2020

Regulatory Capital	485,498	118,612
Tier I	467,225	101,229
Common Equity	467,225	101,229
Tier II	18,273	17,383

Risk Weighted Assets (RWA)	2,144,499	388,346
Credit Risk (RWA CPAD)	1,891,177	372,841
Market Risk (RWA MPAD)	14,825	63
Operational Risk (RWA OPAD)	238,497	15,442

Capital Required	225,172	40,776

Margin	260,325	77,836
Basel Ratio	22.6%	30.5%

RBAN - Capital Required	896	2,334
Margin considering RBAN	259,429	75,502

ii) Nu Pagamentos

Nu Pagamentos’ capital management aims to determine the capital needed for its growth and to plan additional sources of capital, to permanently maintain equity in amounts higher than the requirements defined by Brazilian Central Bank.

The subsidiary permanently maintains its shareholders' equity adjusted by the income accounts in an amount corresponding to, at least, the highest amount between i) 2% of the monthly average of payment transactions carried out by the subsidiary in the last 12 (twelve) months; or ii) 2% of the balance of electronic coins issued by the Nu Pagamentos, calculated daily.

The table below shows the calculation of the capital ratio and its minimum requirement for Nu Pagamentos, required by the current regulation in Brazil.

Nu Pagamentos	2021	2020

Adjusted Equity	570,418	276,672

Max Amount	2,487,136	1,538,256
Monthly average of payment transactions	2,487,136	1,538,256
Balance of electronic currencies	1,693,514	1,072,056

Capital Requirement Ratio	22.9%	18.0%

iii) Nu Mexico Financiera

Nu Mexico Financiera’s capital management aims to determine the capital needed for its growth and to plan additional sources of capital, to permanently maintain its Regulatory Capital higher than the requirements defined by CNBV.

In December 2021, its Regulatory Capital position was equivalent to US$4,435, resulting in a Capital ratio of 395%, being 10.5% the minimum required for Category 1 SOFIPO.

101

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

30. Segment information

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of profit or loss and comprehensive income or loss.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of profit or loss and other comprehensive income or loss, as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services are disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (a)		Non-current assets (b)
	2021	2020	2021	2020

Brazil	1,285,849	609,232	491,805	24,099
Mexico	29,546	1,409	8,235	1,418
Colombia	805	1	650	79
Cayman Islands	-	-	831	831
Germany	-	-	150	181
Argentina	-	-	73	112
United States	2,845	-	6,187	6,993
Total	1,319,045	610,642	507,931	33,713

(a) Includes interest income (credit card and lending), interchange fees, recharge fees, rewards revenue, late fees and other fees and commission income.

(b) Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the years ended December 31, 2021, and 2020.

31. Non-cash transactions

2021

Easynvest acquisition - share consideration (note 1(c))	271,229
Conversion of senior preferred shares into equity (note 23)	400,915
Spin Pay acquisition - share consideration (note 1(c))	6,346

102

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2021

32. Subsequent events

a) Acquisition – Olivia

Olivia's acquisition was completed on January 3, 2022, when the control over the entities was transferred to Nu upon the completion of all conditions established on the share purchase agreement and the liquidation of the first part of the acquisition contractual price.

The total contractual acquisition price corresponds to US$72,000, subject to certain adjustments described in the SPA, consisting of cash consideration of US$12,240 and share consideration estimated at US$59,760 that may be issued for post-combination services of shareholders and employees in the next 3 years.

The transaction qualifies as a business combination and will be accounted for using the acquisition method of accounting. As a result of limited access to Olivia’s information required to prepare initial accounting, together with the limited time since the acquisition date and the effort required to conform Olivia’s financial statements to the Company's practices and policies, the initial accounting for the business combination is incomplete at the date of issuance of these consolidated financial statements. As a result, the Company is unable to provide the amounts recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed, pre-acquisition contingencies and goodwill.

b) Green Shoe

On January 6, 2022, Nu Holdings issued an additional 27,555,298 ordinary class A shares due to the over-allotment option ("Green Shoe") exercised by the underwriters. As a result, Nu Holdings received additional net proceeds of US$247,998 and incurred in costs of US$3,985, recognized as equity.

103

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  February 22, 2022